Form 10-K, Exhibit 13
period 1993-12-31
AEP GENERATING CO /OH/
filed 1994-03-28
CIK 857571

MANAGEMENT'S NARRATIVE ANALYSIS
OF RESULTS OF OPERATIONS

 Operating revenues are derived from the sale of Rockport Plant energy and capacity to two affiliated companies, Indiana Michigan Power Company (I&M) and Kentucky Power Company (KEPCo), and one unaffiliated utility, Virginia Electric and Power Company, pursuant to Federal Energy Regulatory Commission
(FERC) approved long-term unit power agreements. The unit power agreements provide for recovery of costs including a FERC approved rate of return on common equity and a return on other capital net of temporary cash investments
(TCI).

Net Income and Operating Revenues Decrease

 Net income declined $1.9 million reflecting a reduction in common equity on which a return is earned and the negative effects of increased TCI on the return on other capital. The reduction of common equity resulted from the payment of dividends in excess of net income, as well as a $1.3 million return of capital to the parent company. Based on the unit power agreement formulas, TCI reduce the return on other capital to the extent that the return on TCI is lower than the weighted average cost of debt. The average balance of TCI increased monthly until December 1, 1993 when a $55 million installment purchase contract was redeemed.

 The $10 million decline in operating revenues reflects the recovery of decreased operating expenses, and the above discussed reduction in the Company's equity on which a return is earned.

Operating Expenses Decrease

 Operating expenses decreased $9.7 million as follows:

                           Increase (Decrease)
                           From Previous Year
                           Amount         %
                         (dollars in thousands)
    Fuel                   $(13,224)   (12.9)
    Rent - Rockport
     Plant Unit 2             1,076      1.6
    Other Operation           1,273     12.6
    Maintenance               3,248     31.6
    Depreciation                184      0.9
    Taxes Other Than
      Federal Income Taxes      481     10.2
    Federal Income Taxes     (2,741)   (39.9)
         Total             $ (9,703)    (4.4)

   The decrease in fuel expense resulted from an 11% lower average cost of fuel per kilowatt-hour generated and a 2% decline in generation. The reduction in the average cost of fuel was primarily due to a refund of coal transportation charges.

   Rent expense increased due to tax indemnification clauses in the lease agreements which requires the Company to reimburse the lessors for certain taxes.

   The increase in other operation expense reflects increases in steam power generation expenses, the FERC annual operating assessment and postretirement benefits other than pensions which are billed to the Company by I&M, the operator of the Rockport Plant. In 1993 a new accounting standard required I&M to change its accounting method for postretirement benefits other than pensions from pay-as-you-go to accrual accounting resulting in the increased billing.

   Maintenance expense increased as a result of planned boiler inspections and repairs at both Rockport Plant units during 1993.

   Taxes other than federal income taxes increased mainly due to higher Indiana property tax rates, partly offset by the effect of franchise tax audit adjustments recorded during 1992.

   The decrease in federal income tax expense attributable to operations was primarily due to additional accrual adjustments recorded in 1992 for prior-year federal income taxes to reflect Internal Revenue Service audit settle-ments and a reduction in pre-tax operating income in 1993.

Nonoperating Income Decreases and Financing Costs Decline

   Nonoperating income decreased as a result of interest income recorded in 1992 on prior years' federal income tax refunds due to an audit settlement, offset in part by an increase in interest income on TCI. The decline in interest expense resulted from lower interest rates on the $55 million installment purchase contract prior to its redemption on December 1, 1993.

INDEPENDENT AUDITORS' REPORT




To the Shareowner and Board of
 Directors of AEP Generating Company:

We have audited the accompanying balance sheets of AEP Generating Company as of December 31, 1993 and 1992, and the related statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of AEP Generating Company as of December 31, 1993 and 1992, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

As discussed in Note 1 in Notes to Financial Statements, effective January 1, 1993, the Company changed its method of accounting for income taxes to conform with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes."




DELOITTE & TOUCHE
Columbus, Ohio

February 22, 1994

STATEMENTS OF INCOME
                                                    Year Ended December 31,
                                               1993           1992           1991
                                                         (in thousands)
OPERATING REVENUES                           $229,273       $239,232       $241,596

OPERATING EXPENSES:
 Fuel                                          89,214        102,438        101,271
 Rent - Rockport Plant Unit 2                  67,003         65,927         66,660
 Other Operation                               11,395         10,122          9,769
 Maintenance                                   13,516         10,268          9,963
 Depreciation                                  21,631         21,447         21,364
 Taxes Other Than Federal Income Taxes          5,208          4,727          4,128
 Federal Income Taxes                           4,130          6,871          6,627

         TOTAL OPERATING EXPENSES             212,097        221,800        219,782

OPERATING INCOME                               17,176         17,432         21,814

NONOPERATING INCOME                             4,668          6,706          4,167

INCOME BEFORE INTEREST CHARGES                 21,844         24,138         25,981

INTEREST CHARGES                               10,887         11,237         12,082

NET INCOME                                   $ 10,957       $ 12,901       $ 13,899



STATEMENTS OF RETAINED EARNINGS
                                                     Year Ended December 31,
                                               1993           1992           1991
                                                        (in thousands)
RETAINED EARNINGS JANUARY 1                  $23,173        $32,036        $39,077

NET INCOME                                    10,957         12,901         13,899

CASH DIVIDENDS DECLARED                       32,791         21,764         20,940

RETAINED EARNINGS DECEMBER 31                $ 1,339        $23,173        $32,036


See Notes to Financial Statements.

/TABLE


BALANCE SHEETS
                                                                 December 31,
                                                              1993           1992
                                                                (in thousands)
ASSETS

ELECTRIC UTILITY PLANT:
 Production                                                  $627,502       $622,274
 General                                                        1,757          1,774
 Construction Work in Progress                                  1,773          3,933
         Total Electric Utility Plant                         631,032        627,981

 Accumulated Depreciation                                     181,587        160,658


         NET ELECTRIC UTILITY PLANT                           449,445        467,323




CURRENT ASSETS:
 Cash and Cash Equivalents                                          3         27,974
 Accounts Receivable:
     Affiliated Companies                                      18,689         21,678
     Other                                                         40             88
 Fuel - at average cost                                        12,867         17,466
 Materials and Supplies - at average cost                       4,121          4,085
 Prepayments                                                      731            626
 Accrued Tax Benefit                                             -             5,974

         TOTAL CURRENT ASSETS                                  36,451         77,891



DEFERRED FEDERAL INCOME TAX ASSETS                             10,975           -


REGULATORY ASSETS                                              30,536         31,151


                    TOTAL                                    $527,407       $576,365


See Notes to Financial Statements.
/TABLE


                                                                 December 31,
                                                              1993           1992
                                                                (in thousands)
CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
 Common Stock - Par Value $1,000:
   Authorized and Outstanding - 1,000 Shares                 $  1,000       $  1,000
 Paid-in Capital                                               54,435         55,735
 Retained Earnings                                              1,339         23,173
         Total Common Shareowner's Equity                      56,774         79,908
 Long-term Debt                                               108,188        162,780
         TOTAL CAPITALIZATION                                 164,962        242,688

OTHER NONCURRENT LIABILITIES                                    1,736          1,015

CURRENT LIABILITIES:
 Short-term Debt - Notes Payable                               15,250           -
 Accounts Payable:
   General                                                      5,016          3,952
   Affiliated Companies                                         3,793            906
 Taxes Accrued                                                  3,697           -
 Interest Accrued                                               2,963          3,098
 Rent Accrued - Rockport Plant Unit 2                           5,588          4,963
 Other                                                          1,063          1,493
         TOTAL CURRENT LIABILITIES                             37,370         14,412

DEFERRED GAIN ON SALE AND LEASEBACK -
  ROCKPORT PLANT UNIT 2                                       218,646        226,203

DEFERRED INVESTMENT TAX CREDITS                                83,901         87,390

DEFERRED FEDERAL INCOME TAXES                                    -             4,657

DEFERRED AMOUNTS DUE TO CUSTOMERS FOR
  FEDERAL INCOME TAXES                                         20,792           -

COMMITMENTS AND CONTINGENCIES (Note 2)

                    TOTAL                                    $527,407       $576,365
/TABLE


STATEMENTS OF CASH FLOWS
                                                      Year Ended December 31,
                                               1993           1992           1991
                                                        (in thousands)
OPERATING ACTIVITIES:
  Net Income                                 $ 10,957       $ 12,901       $ 13,899
  Adjustments for Noncash Items:
     Depreciation                              21,631         21,447         21,364
     Deferred Federal Income Taxes              5,160          7,258          5,734
     Deferred Investment Tax Credits           (3,489)        (3,344)        (3,711)
     Amortization of Deferred Gain on Sale
      and Leaseback - Rockport Plant Unit 2    (7,557)        (8,453)        (7,587)
  Changes in Certain Current
    Assets and Liabilities:
       Accounts Receivable                      3,037         (1,385)           765
       Fuel, Materials and Supplies             4,563          7,227          1,309
       Accounts Payable                         3,951         (2,922)        (1,148)
       Taxes Accrued                            9,671         13,931            332
  Other (net)                                   1,070          1,152           (832)
         Net Cash Flows From
           Operating Activities                48,994         47,812         30,125

INVESTING ACTIVITIES - Construction
  Expenditures                                 (3,124)        (3,536)        (3,687)

FINANCING ACTIVITIES:
  Capital Contributions Returned
    to Parent Company                          (1,300)          -              -
  Retirement of Long-term Debt                (55,000)          -              -
  Change in Short-term Debt (net)              15,250           -            (5,725)
  Dividends Paid                              (32,791)       (21,764)       (20,940)
         Net Cash Flows Used For
           Financing Activities               (73,841)       (21,764)       (26,665)

Net Increase (Decrease) in Cash
 and Cash Equivalents                         (27,971)        22,512           (227)
Cash and Cash Equivalents January 1            27,974          5,462          5,689
Cash and Cash Equivalents December 31        $      3       $ 27,974       $  5,462


See Notes to Financial Statements.
/TABLE

NOTES TO FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES:

Organization

   AEP Generating Company (the Company or AEGCo) is a wholly owned subsidiary of American Electric Power Company, Inc. (AEP Co., Inc.), a public utility holding company. The Company is engaged in the generation and wholesale sale, under long-term agreements, of electric power to two affiliates and an unaffiliated utility.

Rate Regulation

   As a subsidiary of AEP Co., Inc., AEGCo is subject to regulation by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935 (1935 Act). Rates are regulated by the Federal Energy Regulatory Commission (FERC).

Basis of Accounting

As a rate-regulated entity, AEGCo's financial statements reflect the actions of the FERC which may result in the recognition of revenues and expenses in different time periods than enterprises that are not rate regulated. In accordance with Statement of Financial Accounting Standards (SFAS) No. 71, Accounting for the Effects of Certain Types of Regulation, regulatory assets and liabilities are recorded to defer expenses or revenues reflecting such rate-making differences.

Utility Plant

   Electric utility plant is stated at original cost. Additions, major replacements and betterments are added to the plant accounts. Retirements from the plant accounts and associated removal costs, net of salvage, are deducted from accumulated depreciation.

The costs of labor, materials and overheads incurred to operate and maintain utility plant are included in operating expenses.

Allowance for Funds Used During Construction (AFUDC)

   AFUDC is a noncash income item that is recovered over the service life of utility plant through depreciation and represents the estimated cost of bor-rowed and equity funds used to finance construction projects. The average rates used to accrue AFUDC were 8.5% in 1993, 9.25% in 1992 and 9.5% in 1991. Since there were no significant long-term construction projects, AFUDC was not significant in 1993, 1992 and 1991.

Depreciation

   Depreciation is provided on a straight line basis over the estimated useful lives of utility plant and is calculated largely through the use of composite rates by functional class (i.e., production and general). Amounts to be used for demolition of plant are recovered through depreciation charges included in rates.

Rockport Plant

   Rockport Plant consists of two 1,300 megawatt (mw) coal-fired units. AEGCo and Indiana Michigan Power Company (I&M), an affiliate, each owns 50% of one unit (Rockport 1) and each leases a 50% interest in the other unit (Rockport 2) from unaffiliated lessors under an operating lease. The gain on the sale and leaseback of Rockport 2 was deferred and is being amortized, with related taxes, over the initial lease term which expires in 2022.

Unit Power Agreements

   Revenues are derived from the sale of capacity and energy to other utilities. Under FERC approved unit power agreements, AEGCo's share of Rock-port Plant capacity is sold to two affiliates, I&M and Kentucky Power Company (KEPCo), and an unaffiliated utility, Virginia Electric and Power Company (VEPCo). One agreement provides for the sale to I&M of AEGCo's entire output of Rockport 1 and 2. Pursuant to a subsequent agreement, 390 mw of Rockport Plant capacity is sold to KEPCo (15% of each unit). An agreement with I&M and VEPCo permits the sale of 455 mw of AEGCo's Rockport 1 capacity to VEPCo through December 31, 1999. I&M purchases 455 mw of Rockport 2 capacity. Ap-proximately 37% in 1993, 33% in 1992 and 36% in 1991 of operating revenues were derived from sales to VEPCo.

Recovery of Costs

   Pursuant to the unit power agreements, full cost of service recovery is allowed. Recovery includes costs of operation, a return on common equity and a return on other capital net of temporary cash investments.

Cash and Cash Equivalents

   Cash and cash equivalents include temporary cash investments with original maturities of three months or less.

Income Taxes

   Effective January 1, 1993, the Company adopted the liability method of accounting for income taxes as prescribed by SFAS 109, Accounting for Income Taxes. Under this standard deferred federal income taxes are provided for all differences between the book and tax basis of assets and liabilities which will result in a future tax consequence. In prior years deferred federal income taxes were provided for differences between book and taxable income at statutory rates. As a result of the adoption of SFAS 109, additional deferred tax assets were recorded and in accordance with SFAS 71 corresponding regulatory liabilities were also recorded. As a result of this change in accounting effective January 1, 1993, deferred federal income tax assets and regulatory liabilities increased $21.6 million with no effect on net income.

   Investment tax credits utilized in prior years' federal income tax returns were deferred and are being amortized over the life of the related plant investment in accordance with rate-making treatment.

Debt

   Losses on reacquired debt are deferred and amortized over the term of the reacquired debt.

Reclassifications

   Certain prior-period amounts were reclassified to conform with current-period presentation.


2. COMMITMENTS AND CONTINGENCIES:

Construction

   Construction expenditures for the years 1994-1996 are estimated at $13 million and, in connection therewith, certain commitments have been made.

Environmental Matters

   The Company is regulated by federal, state and local authorities with respect to air and water quality and other environmental matters.

   The generation of electricity produces non-hazardous and hazardous by-products. Substantial costs to store and dispose of hazardous and non-hazardous materials have been incurred and will be incurred. Significant additional costs could be incurred in the future to meet the requirements of new laws and regulations, if enacted, and to clean up storage and disposal sites under existing legislation. Management has no knowledge of any unrecorded material cleanup costs.

   The Clean Air Act Amendments of 1990 (CAAA) require significant reductions in sulfur dioxide and nitrogen oxides emitted from certain existing generat-ing plants. The Rockport Plant complies with the CAAA since the plant burns low sulfur western coal obtained under long-term contract.

3. FEDERAL INCOME TAXES:

  The details of federal income taxes as reported are as follows:
                                               Year Ended December 31,
                                        1993           1992           1991
                                                    (in thousands)
Charged (Credited) to
  Operating Expenses (net):
  Current                             $(1,991)       $   577        $   944
  Deferred                              6,121          6,297          5,734
  Deferred Investment Tax Credits        -                (3)           (51)
    Total                               4,130          6,871          6,627
Charged (Credited) to
  Nonoperating Income (net):
  Current                               1,661            747            247
  Deferred                               (961)           961            -
  Deferred Investment Tax Credits      (3,489)        (3,341)        (3,660)
    Total                              (2,789)        (1,633)        (3,413)
Total Federal Income
  Taxes as Reported                   $ 1,341        $ 5,238        $ 3,214

   The following is a reconciliation of the difference between the amount of federal income taxes computed by multiplying book income before federal income taxes by the statutory tax rate, and the amount of federal income taxes reported.
                                               Year Ended December 31,
                                        1993           1992           1991
                                                    (in thousands)

Net Income                            $10,957        $12,901        $13,899
Federal Income Taxes                    1,341          5,238          3,214
Pre-tax Book Income                   $12,298        $18,139        $17,113
Federal Income Taxes on Pre-tax Book
 Income at Statutory Rate (35% in
 1993 and 34% in 1992 and 1991)       $ 4,304        $ 6,167        $ 5,818
Increase (Decrease) in Federal Income
 Taxes Resulting From the
 Following Items:
 Depreciation                           1,154          1,101          1,141
  Allowance for Funds Used
  During Construction                  (1,054)        (1,083)        (1,073)
  Amortization of Deferred Net Book
   Gain on Sale and Leaseback
    - Rockport Plant Unit 2               640            715            715
  Rockport Plant Unit 2 Investment
   Tax Credits included in Taxable
   Income (net)                           374            367            367
  Investment Tax Credits (net)         (3,489)        (3,341)        (3,664)
  Federal Income Tax Accrual
    Adjustments                          (600)         1,400           -
  Other                                    12            (88)           (90)
Total Federal Income Taxes as
  Reported                            $ 1,341        $ 5,238        $ 3,214
Effective Federal Income Tax Rate       10.9%          28.9%          18.8%

   The following are the principal components of federal income taxes as reported:
                                               Year Ended December 31,
                                        1993           1992           1991
                                                    (in thousands)

Current:
  Federal Income Taxes                $  (330)       $ 1,321        $ 1,144
  Investment Tax Credits                  -                3             47
Total Current Federal Income Taxes       (330)         1,324          1,191

Deferred:
 Depreciation                           4,703          4,653          4,090
  Allowance for Borrowed Funds
   Used During Construction            (1,061)        (1,035)        (1,130)
  Accrued Interest Income                (961)           961           -
  Amortization of Deferred Net Book
   Gain on Sale and Leaseback
   - Rockport Plant Unit 2              2,971          3,272          3,537
  Rockport Plant Unit 2 Investment
   Tax Credits Included in
    Taxable Income (net)                 (499)          (602)          (723)
  Other                                     7              9            (40)
Total Deferred Federal Income Taxes     5,160          7,258          5,734
Total Deferred Investment Tax Credits  (3,489)        (3,344)        (3,711)
Total Federal Income Taxes as
  Reported                            $ 1,341        $ 5,238        $ 3,214


   The Company joins in the filing of a consolidated federal income tax return with its affiliates in the Amercian Electric Power (AEP) System. The allocation of the AEP System's current consolidated federal income tax to the System companies is in accordance with SEC rules under the 1935 Act. These rules permit the allocation of the benefit of current tax losses and invest-ment tax credits utilized to the System companies giving rise to them in determining their current tax expense. The tax loss of the System parent company, AEP Co., Inc., is allocated to its subsidiaries with taxable income. With the exception of the loss of the parent company, the method of alloca-tion approximates a separate return result for each company in the consolidated group.

   The AEP System settled with the Internal Revenue Service (IRS) all issues from the audits of the consolidated federal income tax returns for years prior to 1988. Returns for the years 1988 through 1990 are presently being audited by the IRS. In the opinion of management, the final settlement of open years will not have a material effect on results of operations.

   The net deferred tax asset of $11 million at December 31, 1993 is composed of deferred tax assets of $130.3 million and deferred tax liabilities of $119.3 million. The significant temporary differences giving rise to the net deferred tax asset are:
                                    Deferred Tax Asset
                                        (Liability)
                                      (in thousands)

  Property Related Temporary Differences  $(63,200)
  Amounts Due To Customers
    For Future Federal Income Taxes          7,277
  Deferred Net Gain on Sale
    and Leaseback -
    Rockport Plant Unit 2                   67,033
  All Other (net)                             (135)
    Total Net Deferred Tax Asset          $ 10,975


4. LONG-TERM DEBT AND LINES OF CREDIT:

   Installment purchase contracts were entered into in connection with the issuance of pollution control revenue bonds by the city of Rockport, Indiana as follows:
                                   December 31,
                                1993          1992
                                  (in thousands)

  9-3/8% due 2014             $ 55,000      $ 55,000
  6-5/8% due 2014 (a)           55,000        55,000
  Variable interest
    rate due 2014 (b)             -           55,000
  Unamortized Discount          (1,812)       (2,220)
  Total                       $108,188      $162,780

(a) The adjustable interest rate changes every five years and is supported by a bank letter of credit that expires in September 1995.
(b) Redeemed December 1993. The average weighted interest rate was 2.8%, 2.9% and 4.4% for 1993, 1992 and 1991, respectively.

   Under the terms of the installment purchase contracts, AEGCo is required to pay amounts sufficient to enable the payment of interest on and the principal (at stated maturities or on the demand of the owners at periodic interest adjustment dates) of related pollution control revenue bonds issued to finance the construction of pollution control facilities at the Rockport Plant. The installment purchase contracts are guaranteed by AEP Co., Inc.

Short-term debt borrowings are limited by provisions of the 1935 Act to $60 million and further limited by provisions of the bank letter of credit to $43 million. Lines of credit are shared with AEP System companies and at December 31, 1993 and 1992 were available in the amounts of $116 million and $137 million, respectively. Commitment fees of approximately 3/16 of 1% a year are paid to the banks to maintain the lines of credit.

5. RELATED PARTY TRANSACTIONS:

        Operating revenues include sales of energy under long-term unit power agreements to two AEP System companies of $145 million, $160 million and $155 million for the years ended December 31, 1993, 1992 and 1991, respectively.

   I&M operates the Rockport Plant and bills the Company for its share of operating costs which are included in the Statements of Income.

   American Electric Power Service Corporation (AEPSC) provides certain managerial and professional services to AEP System companies. The costs of the services are determined by AEPSC on a direct-charge basis to the extent practicable and on reasonable bases of proration for indirect costs. The charges for services are made at cost and include no compensation for the use of equity capital, all of which is furnished to AEPSC by AEP Co., Inc. Billings from AEPSC are expensed or capitalized depending on the nature of the services rendered. AEPSC and its billings are subject to the regulation of the SEC under the 1935 Act.


6. LEASES:

   Future minimum operating lease payments for the lease of Rockport 2 are $74 million per year for 1994 through 1998 and total $1.8 billion for later years.

   There were no other material lease commitments at December 31, 1993 and 1992.


7.  FAIR VALUE OF FINANCIAL INSTRUMENTS:

The carrying amounts of cash and cash equivalents, accounts receivable, short-term debt, and accounts payable approximate fair value because of the short-term maturity of these instruments. Fair values for long-term debt were $136 million and $174 million at December 31, 1993 and 1992, respectively, based on quoted market prices for the same or similar issues and the current interest rates offered for instruments of the same remaining maturities.

8. SUPPLEMENTARY INFORMATION:
                                Year Ended December 31,
                                 1993     1992     1991
                                     (in thousands)

Taxes Other Than Federal
 Income Taxes include:
Real and Personal Property     $3,535    $2,801   $2,453
State Income                      714       758      839
Payroll                           550       511      489
Other State and Local             409       657      347
       Total                   $5,208    $4,727   $4,128


Cash was paid (received) for:
  Interest (net of
    capitalized amounts)      $10,667  $ 10,922  $11,835
  Income Taxes                $(9,142) $(12,204)  $3,731