Form 10-K405, Exhibit 13
AEP GENERATING CO /OH/
filed 1995-03-29
CIK 857571

MANAGEMENT'S NARRATIVE ANALYSIS
OF RESULTS OF OPERATIONS


      Operating revenues are derived from the sale of Rockport Plant energy and capacity to two affiliated companies, Indiana Michigan Power Company and Kentucky Power Company, and one unaffiliated utility, Virginia Electric and Power Company, pursuant to Federal Energy Regulatory Commission (FERC) approved long-term unit power agreements. The unit power agreements provide for recovery of costs including a FERC approved rate of return on common equity and a return on other capital net of temporary cash investments.

Net Income Declines and Operating Revenues Increase

      Net income declined $0.8 million reflecting both a reduction in common equity on which a return was earned and lower interest income offset, in part, by an increase in the return on other capital. The reduction in common equity resulted from the return of capital contributions to the parent compa-ny of $6.7 million in 1994 and $1.3 million in 1993, as well as payment of dividends in excess of net income in 1993. Interest income declined in 1994 as a result of a December 1993 redemption of $55 million of installment purchase contracts which reduced the cash available for investment. The unit power agreements provide for the reduction of the return on other capital by interest income on temporary cash investments. Hence the decline in interest income increased the return on other capital.

      Income statement items which changed significantly were as follows:
                                 Increase(Decrease)
(dollars in thousands)           From Previous Year
                                  Amount        %

Operating Revenues. . . . . . .  $ 6,768       3.0
Fuel. . . . . . . . . . . . . .   11,471      12.9
Maintenance . . . . . . . . . .   (3,137)    (23.2)
Taxes Other Than Federal
  Income Taxes. . . . . . . . .     (342)     (6.6)
Federal Income Taxes. . . . . .     (297)     (7.2)
Nonoperating Income . . . . . .   (1,255)    (26.9)
Interest Charges. . . . . . . .   (1,203)    (11.0)

      The increase in operating revenues reflects the recovery of higher operating expenses through the workings of the unit power agreements partially offset by the reduced common equity return discussed above.

      The increase in fuel expense resulted from an increase in generation of 8% primarily due to increased availability of both Rockport Plant units and the effect of a retroactive coal transportation cost refund received in the first quarter of 1993.

      Maintenance expense decreased since only one unit was out of service for scheduled boiler inspections and repairs in 1994, while planned boiler inspections and repairs were performed on both units in 1993.

      The reduction in taxes other than federal income taxes was due to prior period Indiana property tax accrual adjustments and a fourth quarter 1994 accrual adjustment to state income taxes.

      Federal income tax expense attributable to operations decreased primarily due to adjustments associated with the audit of prior years' tax returns.

Nonoperating Income and Financing Costs Decrease

      The decrease in nonoperating income was primarily due to the decline in interest income earned on temporary cash investments, explained above. The decline in interest expense resulted from the redemption of the $55 million installment purchase contract on December 1, 1993 offset in part by an increase in interest expense on short-term debt.

INDEPENDENT AUDITORS' REPORT


To the Shareowner and Board of
Directors of AEP Generating Company:

We have audited the accompanying balance sheets of AEP Generating Company as of December 31, 1994 and 1993, and the related statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of AEP Generating Company as of December 31, 1994 and 1993, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.




DELOITTE & TOUCHE LLP
Columbus, Ohio

February 21, 1995

STATEMENTS OF INCOME

                                                    Year Ended December 31,
                                              1994           1993            1992
                                                        (in thousands)
OPERATING REVENUES                          $236,041       $229,273        $239,232

OPERATING EXPENSES:
 Fuel                                        100,685         89,214         102,438
 Rent - Rockport Plant Unit 2                 67,304         67,003          65,927
 Other Operation                              10,978         11,395          10,122
 Maintenance                                  10,379         13,516          10,268
 Depreciation                                 21,615         21,631          21,447
 Taxes Other Than Federal Income Taxes         4,866          5,208           4,727
 Federal Income Taxes                          3,833          4,130           6,871

         TOTAL OPERATING EXPENSES            219,660        212,097         221,800

OPERATING INCOME                              16,381         17,176          17,432

NONOPERATING INCOME                            3,413          4,668           6,706

INCOME BEFORE INTEREST CHARGES                19,794         21,844          24,138

INTEREST CHARGES                               9,684         10,887          11,237

NET INCOME                                  $ 10,110       $ 10,957        $ 12,901


STATEMENTS OF RETAINED EARNINGS

                                                   Year Ended December 31,
                                              1994           1993            1992
                                                     (in thousands)
RETAINED EARNINGS JANUARY 1                 $ 1,339        $23,173         $32,036

NET INCOME                                   10,110         10,957          12,901

CASH DIVIDENDS DECLARED                       7,181         32,791          21,764

RETAINED EARNINGS DECEMBER 31               $ 4,268        $ 1,339         $23,173


See Notes to Financial Statements.

STATEMENTS OF CASH FLOWS

                                                      Year Ended December 31,
                                              1994           1993            1992
                                                        (in thousands)
OPERATING ACTIVITIES:
 Net Income                                    $ 10,110       $ 10,957        $ 12,901
 Adjustments for Noncash Items:
   Depreciation                                  21,615         21,631          21,447
   Deferred Federal Income Taxes                  5,297          5,160           7,258
   Deferred Investment Tax Credits               (3,430)        (3,489)         (3,344)
   Amortization of Deferred Gain on Sale and
     Leaseback - Rockport Plant Unit 2           (7,557)        (7,557)         (8,453)
 Changes in Certain Current Assets
   and Liabilities:
       Accounts Receivable                       (1,139)         3,037          (1,385)
       Fuel, Materials and Supplies              (5,547)         4,563           7,227
       Accounts Payable                             697          3,951          (2,922)
       Taxes Accrued                                (49)         9,671          13,931
 Other (net)                                      5,847          1,070           1,152
    Net Cash Flows From Operating Activities     25,844         48,994          47,812

INVESTING ACTIVITIES
  - Construction Expenditures                    (3,909)        (3,124)         (3,536)

FINANCING ACTIVITIES:
  Capital Contributions Returned
    to Parent Company                            (6,700)        (1,300)           -
  Retirement of Long-term Debt                     -           (55,000)           -
  Change in Short-term Debt (net)                (8,050)        15,250            -
  Dividends Paid                                 (7,181)       (32,791)        (21,764)
         Net Cash Flows Used For
           Financing Activities                 (21,931)       (73,841)        (21,764)

Net Increase (Decrease) in
  Cash and Cash Equivalents                           4        (27,971)         22,512
Cash and Cash Equivalents January 1                   3         27,974           5,462
Cash and Cash Equivalents December 31          $      7       $      3        $ 27,974


See Notes to Financial Statements.

BALANCE SHEETS

                                                                 December 31,
                                                             1994            1993
                                                                (in thousands)
ASSETS
ELECTRIC UTILITY PLANT:
 Production                                                 $627,429        $627,502
 General                                                       2,658           1,757
 Construction Work in Progress                                 1,441           1,773
         Total Electric Utility Plant                        631,528         631,032

 Accumulated Depreciation                                    199,264         181,587


         NET ELECTRIC UTILITY PLANT                          432,264         449,445



CURRENT ASSETS:
 Cash and Cash Equivalents                                         7               3
 Accounts Receivable:
     Affiliated Companies                                     19,683          18,689
     Other                                                       185              40
 Fuel - at average cost                                       18,368          12,867
 Materials and Supplies - at average cost                      4,167           4,121
 Prepayments                                                     452             731

         TOTAL CURRENT ASSETS                                 42,862          36,451



DEFERRED FEDERAL INCOME TAX ASSETS                              -             10,975


DEFERRED CHARGES                                              29,288          30,536


                    TOTAL                                   $504,414        $527,407


See Notes to Financial Statements.

                                                                  December 31,
                                                             1994            1993
                                                                (in thousands)
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
 Common Stock - Par Value $1,000:
   Authorized and Outstanding - 1,000 Shares                $  1,000        $  1,000
 Paid-in Capital                                              47,735          54,435
 Retained Earnings                                             4,268           1,339
         Total Common Shareowner's Equity                     53,003          56,774
 Long-term Debt                                               53,340         108,188
         TOTAL CAPITALIZATION                                106,343         164,962

OTHER NONCURRENT LIABILITIES                                   2,019           1,736

CURRENT LIABILITIES:
 Long-term Debt Due Within One Year                           55,000            -
 Short-term Debt - Notes Payable                               7,200          15,250
 Accounts Payable:
   General                                                     4,914           5,016
   Affiliated Companies                                        4,592           3,793
 Taxes Accrued                                                 3,648           3,697
 Interest Accrued                                              2,955           2,963
 Rent Accrued - Rockport Plant Unit 2                          6,490           5,588
 Other                                                         4,579           1,063
         TOTAL CURRENT LIABILITIES                            89,378          37,370

DEFERRED GAIN ON SALE AND LEASEBACK -
  ROCKPORT PLANT UNIT 2                                      211,089         218,646

REGULATORY LIABILITIES:
    Deferred Investment Tax Credits                           80,471          83,901
    Amounts Due to Customers for Federal Income Taxes          9,649          20,792
         TOTAL REGULATORY LIABILITIES                         90,120         104,693

DEFERRED FEDERAL INCOME TAXES                                  5,465            -

                    TOTAL                                   $504,414        $527,407


NOTES TO FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES:

Organization

   AEP Generating Company (the Company or AEGCo) is a wholly-owned subsidiary of American Electric Power Company, Inc. (AEP Co., Inc.), a public utility holding company. The Company is engaged in the generation and wholesale sale, under long-term agreements, of electric power to two affiliates and an unaffiliated utility.

Rate Regulation

   As a subsidiary of AEP Co., Inc., AEGCo is subject to regulation by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935 (1935 Act). Rates are regulated by the Federal Energy Regulatory Commission (FERC).

Basis of Accounting

   As a cost-based rate-regulated entity, AEGCo's financial statements reflect the actions of the FERC which may result in the recognition of revenues and expenses in different time periods than enterprises that are not rate regulated. In accordance with Statement of Financial Accounting Standards (SFAS) No. 71, Accounting for the Effects of Certain Types of Regulation, regulatory assets and liabilities are recorded and represent FERC-approved deferred expenses and revenues, respectively, resulting from the rate-making process.

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

Depreciation

   Depreciation is provided on a straight-line basis over the estimated useful lives of utility plant and is calculated largely through the use of composite rates by functional class. The rate for production was 3.5% and for general was 3.8%. Amounts to be used for removal of plant are recovered through depreciation charges included in rates.

Allowance for Funds Used During Construction (AFUDC)

   AFUDC is a noncash nonoperating income item that is recovered with regulator approval over the service life of utility plant through depreci-ation and represents the estimated cost of borrowed and equity funds used to finance construction projects. The average rates used to accrue AFUDC were 5% in 1994, 8.5% in 1993 and 9.25% in 1992. Since there were no significant long-term construction projects, AFUDC was not significant in 1994, 1993 and 1992.

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

Unit Power Agreements

   Revenues are derived from the sale of capacity and energy to other utilities. Under FERC approved unit power agreements, AEGCo's share of Rock-port Plant capacity is sold to two affiliates, I&M and Kentucky Power Company
(KPCo), and an unaffiliated utility, Virginia Electric and Power Company (VEPCo). One agreement provides for the sale to I&M of AEGCo's entire output of Rockport 1 and 2. Pursuant to a subsequent agreement, 390 mw of Rockport Plant capacity is sold to KPCo (15% of each unit). An agreement with I&M and VEPCo permits the Company to sell 455 mw of Rockport 1 capacity to VEPCo in lieu of selling it to I&M through December 31, 1999. I&M purchases 455 mw of Rockport 2 capacity. Approximately 36% in 1994, 37% in 1993 and 33% in 1992 of operating revenues were derived from sales to VEPCo.

Recovery of Costs

   Pursuant to the unit power agreements, full cost of service recovery is allowed. Recovery includes costs of operation, a return on common equity and a return on other capital net of temporary cash investments.

Cash and Cash Equivalents

   Cash and cash equivalents include temporary cash investments with original maturities of three months or less.

Income Taxes

   The Company follows the liability method of accounting for income taxes as prescribed by SFAS 109, Accounting for Income Taxes. Under the liability method, deferred income taxes are provided for all temporary differences between book cost and tax basis of assets and liabilities which will result in a future tax consequence. Where deferred taxes are recorded on temporary differences and not reflected in rates currently, regulatory assets and liabilities are recorded in accordance with SFAS 71.

Investment Tax Credits

   Based on directives of regulatory commissions, the Company reflected investment tax credits in rates on a deferral basis. Commensurate with rate treatment deferred investment tax credits are being amortized over the life of the related plant investment. The Company's policy with regard to invest-ment tax credits for non-utility property was to practice the flow-through method of accounting.

Debt

   Losses on reacquired debt are deferred and amortized over the term of the reacquired debt in accordance with rate-making treatment.

Reclassifications

   Certain prior-period amounts were reclassified to conform with current-period presentation.


2. LONG-TERM DEBT AND LINES OF CREDIT:

   Installment purchase contracts were entered into in connection with the issuance of pollution control revenue bonds by the city of Rockport, Indiana as follows:
                                   December 31,
                                1994          1993
                                  (in thousands)

9-3/8% due 2014             $ 55,000      $ 55,000
6-5/8% due 2014 (a)           55,000        55,000
Unamortized Discount          (1,660)       (1,812)
                             108,340       108,188
Less Portion Due Within
 One Year                     55,000          -
Total                       $ 53,340      $108,188

(a) The adjustable interest rate changes every five years and is supported by a bank letter of credit that expires in September 1995. As a result the liability is classified as due within one year on the balance sheet.

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

   Short-term debt borrowings are limited by provisions of the 1935 Act to $50 million and further limited by provisions of the bank letter of credit to $40 million. Lines of credit are shared with AEP System companies and at December 31, 1994 and 1993 were available in the amounts of $125 million and $116 million, respectively. Commitment fees of approximately 3/16 of 1% of the unused short-term lines of credit are paid each year to the banks to maintain the lines of credit. At December 31, 1994 and 1993, outstanding short-term debt consisted of notes payable of $7.2 million and $15.3 million, respectively, with weighted average interest rates of 6.4% and 3.5%, respectively.


3. COMMON SHAREOWNER'S EQUITY:

   In 1994 and 1993, the Company returned capital contributions to its parent in the amounts of $6.7 million and $1.3 million, respectively, with approval of the SEC.

4. FEDERAL INCOME TAXES:

  The details of federal income taxes as reported are as follows:
                                                    Year Ended December 31,
                                               1994           1993            1992
                                                         (in thousands)
Charged (Credited) to
  Operating Expenses (net):
 Current                                     $(1,464)       $(1,991)        $   577
 Deferred                                      5,297          6,121           6,297
 Deferred Investment Tax Credits                -              -                 (3)
    Total                                      3,833          4,130           6,871
Charged (Credited) to
  Nonoperating Income (net):
 Current                                         (10)         1,661             747
 Deferred                                       -              (961)            961
 Deferred Investment Tax Credits              (3,430)        (3,489)         (3,341)
    Total                                     (3,440)        (2,789)         (1,633)
Total Federal Income Taxes as Reported       $   393        $ 1,341         $ 5,238

   The following is a reconciliation of the difference between the amount of federal income taxes computed by multiplying book income before federal income taxes by the statutory tax rate, and the amount of federal income taxes reported.
                                                     Year Ended December 31,
                                               1994           1993            1992
                                                        (in thousands)
Net Income                                   $10,110        $10,957         $12,901
Federal Income Taxes                             393          1,341           5,238
Pre-tax Book Income                          $10,503        $12,298         $18,139

Federal Income Taxes on Pre-tax Book Income
 at Statutory Rate (35% in 1994 and 1993
  and 34% in 1992)                           $ 3,676        $ 4,304         $ 6,167
Increase (Decrease) in Federal Income Taxes
  Resulting From the Following Items:
 Depreciation                                  1,139          1,154           1,101
 Allowance for Funds Used During
   Construction                               (1,070)        (1,054)         (1,083)
 Amortization of Deferred Net Book Gain
    on Sale and Leaseback - Rockport
     Plant Unit 2                                640            640             715
 Rockport Plant Unit 2 Investment Tax
   Credits included in Taxable Income (net)      374            374             367
 Investment Tax Credits (net)                 (3,430)        (3,489)         (3,341)
 Federal Income Tax Accrual Adjustments         (900)          (600)          1,400
 Other                                           (36)            12             (88)
Total Federal Income Taxes as Reported       $   393        $ 1,341         $ 5,238
Effective Federal Income Tax Rate               3.7%          10.9%           28.9%

   The following table shows the elements of the net deferred tax assets (liabilities) and the significant temporary differences:
                                     December 31,
                                   1994        1993
                                    (in thousands)
Deferred Tax Assets              $ 120,006  $ 130,312
Deferred Tax Liabilities          (125,471)  (119,337)
  Net Deferred Tax
    Assets (Liabilities)         $  (5,465) $  10,975

Property Related Temporary
  Differences                     $(74,117)  $(63,200)
Amounts Due to Customers for
  Federal Income Taxes               3,377      7,277
Net Deferred Gain on Sale and
  Leaseback - Rockport
  Plant Unit 2                      64,718     67,033
All Other (net)                        557       (135)
    Total Net Deferred
      Tax Assets (Liabilities)    $ (5,465)  $ 10,975

   The Company joins in the filing of a consolidated federal income tax return with its affiliates in the American Electric Power (AEP) System. The allocation of the AEP System's current consolidated federal income tax to the System companies is in accordance with SEC rules under the 1935 Act. These rules permit the allocation of the benefit of current tax losses to the System companies giving rise to them in determining their current tax ex-pense. The tax loss of the System parent company, AEP Co., Inc., is allocated to its subsidiaries with taxable income. With the exception of the loss of the parent company, the method of allocation approximates a separate return result for each company in the consolidated group.

   The AEP System has settled with the Internal Revenue Service (IRS) all issues from the audits of the consolidated federal income tax returns for years prior to 1988. Returns for the years 1988 through 1990 are presently being audited by the IRS. In the opinion of management, the final settlement of open years will not have a material effect on results of operations.


5.  FAIR VALUE OF FINANCIAL INSTRUMENTS:

     The carrying amounts of cash and cash equivalents, accounts receivable, short-term debt, and accounts payable approximate fair value because of the short-term maturity of these instruments. Fair values for long-term debt were $112 million and $136 million at December 31, 1994 and 1993, respectively, based on quoted market prices for the same or similar issues and the current interest rates offered for instruments of the same remaining maturities. The carrying amount for long-term debt was $108 million at December 31, 1994 and 1993.


6. RELATED PARTY TRANSACTIONS:

     Operating revenues include sales of energy under long-term unit power agreements to two AEP System companies of $152 million, $145 million and $160 million for the years ended December 31, 1994, 1993 and 1992, respectively.

     I&M operates the Rockport Plant and bills the Company for its share of operating costs which are included in the Statements of Income.

     American Electric Power Service Corporation (AEPSC) provides certain managerial and professional services to AEP System companies. The costs of the services are billed by AEPSC on a direct-charge basis to the extent practicable and on reasonable bases of proration for indirect costs. The charges for services are made at cost and include no compensation for the use of equity capital, all of which is furnished to AEPSC by AEP Co., Inc. Billings from AEPSC are expensed or capitalized depending on the nature of the services rendered. AEPSC and its billings are subject to the regulation of the SEC under the 1935 Act.


7. LEASES:

     Future minimum operating lease payments for the lease of Rockport 2 are $74 million per year for 1995 through 1999 and total $1.7 billion for later years.

     There were no other material lease commitments at December 31, 1994 and 1993.


8. SUPPLEMENTARY INFORMATION:
                            Year Ended December 31,
                             1994     1993     1992
                                   (in thousands)
Cash was paid (received) for:
  Interest (net of
    capitalized amounts)   $ 9,367  $10,667  $ 10,922
  Income Taxes              (1,143)  (9,142)  (12,204)