Form 10-K405, Exhibit 13
period 1995-12-31
AEP GENERATING CO /OH/
filed 1996-03-28
CIK 857571



SELECTED FINANCIAL DATA


                                             Year Ended December 31,
                                1995      1994      1993      1992      1991
                                                (in thousands)
INCOME STATEMENTS DATA:
  Operating Revenues           $231,795  $236,041  $229,273  $239,232  $241,596
  Operating Expenses            218,752   219,625   212,062   221,760   219,747
  Operating Income               13,043    16,416    17,211    17,472    21,849
  Nonoperating Income             3,685     3,413     4,668     6,706     4,167
  Income Before Interest Charges 16,728    19,829    21,879    24,178    26,016
  Interest Charges                8,041     9,719    10,922    11,277    12,117
  Net Income                   $  8,687  $ 10,110  $ 10,957  $ 12,901  $ 13,899

                                                 December 31,
                                 1995     1994      1993      1992      1991
                                                (in thousands)
BALANCE SHEETS DATA:
  Electric Utility Plant       $631,614  $631,528  $631,032  $627,981  $625,299
  Accumulated Depreciation      218,055   199,264   181,587   160,658   140,666
  Net Electric Utility Plant   $413,559  $432,264  $449,445  $467,323  $484,633

  Total Assets                 $464,879  $479,219  $499,475  $549,367  $564,325

  Common Stock and
     Paid-in Capital           $ 48,735  $ 48,735  $ 55,435  $ 56,735  $ 56,735
  Retained Earnings               1,955     4,268     1,339    23,173    32,036
  Total Common Shareholder's
     Equity                    $ 50,690  $ 53,003  $ 56,774  $ 79,908  $ 88,771

  Long-term Debt (a)           $ 89,538  $108,340  $108,188  $162,780  $162,872

  Total Capitalization and
    Liabilities                $464,879  $479,219  $499,475  $549,367  $564,325


(a) Including portion due within one year.

MANAGEMENT'S NARRATIVE ANALYSIS
OF RESULTS OF OPERATIONS

  Operating revenues are derived from the sale of Rockport Plant energy and capacity to two affiliated companies, Indiana Michigan Power Company and Kentucky Power Company, and one unaffiliated utility, Virginia Electric and Power Company, pursuant to Federal Energy Regulatory Commission (FERC) approved long-term unit power agreements. The unit power agreements provide for recovery of costs including a FERC approved rate of return on common equity and a return on other capital.

Net Income and Operating Revenues Decline

  Net income declined $1.4 million or 14% in 1995 reflecting a reduction in the return on common equity and the return on other capital partially offset by an increase in interest income. The reduction in the return on common equity resulted from reduced common equity due to the payment of dividends in excess of net income. The unit power agreements provide for a return on other capital which includes, among other things, interest expense. The decrease in interest expense on long-term debt was the primary cause for the decrease in the return on other capital. During 1995, refinancing transactions led to decreased interest charges as $110 million of debt was retired and $90 million was issued at lower variable interest rates.
Interest income increased since debt issuance proceeds were invested short-term from mid-July to September 1, 1995 when they were used to retire debt.

 Income statement items which changed were as follows:

                                 Increase(Decrease)
(dollars in thousands)           From Previous Year
                                  Amount        %

Operating Revenues. . . . . . .  $(4,246)       (2)
Fuel Expense. . . . . . . . . .   (1,050)       (1)
Rent Expense-Rockport Plant
 Unit 2 . . . . . . . . . . . .   (2,496)       (4)
Other Operation Expense . . . .    2,167        20
Maintenance Expense . . . . . .      824         8
Taxes Other Than Federal
  Income Taxes. . . . . . . . .     (967)      (25)
Federal Income Taxes. . . . . .      590        21
Nonoperating Income . . . . . .      272         8
Interest Charges. . . . . . . .   (1,678)      (17)

  The decrease in operating revenues reflects the decrease in recoverable operating expenses in accordance with the unit power agreements as well as the reduced return on common equity and other capital.

Operating Expenses Decrease

  The decline in fuel expense is mainly attributable to reduced generation due to Rockport Plant Unit 1 being out-of-service for scheduled general boiler inspection and repairs in the second quarter of 1995.

  Rent Expense-Rockport Plant Unit 2 decreased due to a reversal in 1995 of a 1994 provision for an Indiana gross income tax liability applicable to the lease. The reversal reflects the favorable resolution of the issue with the Indiana taxing authorities.

  Other operation expense increased significantly due mainly to a provision in the fourth quarter of 1995 for severance benefits related to staffing reductions at the Rockport Plant. Costs associated with the development of a new activity based budgeting system also contributed to the increase in other operation expense.

  The increase in maintenance expense is attributable to the scheduled boiler inspection and repairs of Rockport Unit 1 which occurred during the second quarter of 1995.

  The significant decrease in taxes other than federal income taxes reflects a favorable Indiana property tax accrual adjustment recorded in 1995 and lower Indiana supplemental net income taxes due to reduced taxable income for state tax purposes.

  Federal income tax expense attributable to operations increased primarily due to the effects of accrual adjustments in 1994 for prior year tax returns offset in part by a decrease in pre-tax operating income.

Nonoperating Income Increases and Financing Costs Decrease

  The increase in nonoperating income was primarily due to interest income earned on debt proceeds placed in a special deposit account in mid-July 1995 which were subsequently used to redeem long-term debt on September 1, 1995. Interest charges declined primarily due to the refinancing of $90,000,000 of long-term debt at lower variable rates and the retirement of $20,000,000 of long-term debt.

INDEPENDENT AUDITORS' REPORT

To the Shareholder and Board of
Directors of AEP Generating Company:

We have audited the accompanying balance sheets of AEP Generating Company as of December 31, 1995 and 1994, and the related statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of AEP Generating Company as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.




DELOITTE & TOUCHE LLP
Columbus, Ohio
February 27, 1996

STATEMENTS OF INCOME

                                                Year Ended December 31,
                                             1995       1994         1993
                                                   (in thousands)
OPERATING REVENUES                         $231,795    $236,041     $229,273

OPERATING EXPENSES:
  Fuel                                       99,635     100,685       89,214
  Rent - Rockport Plant Unit 2               66,794      69,290       68,989
  Other Operation                            13,145      10,978       11,395
  Maintenance                                11,203      10,379       13,516
  Depreciation                               21,674      21,615       21,631
  Taxes Other Than Federal Income Taxes       2,962       3,929        4,271
  Federal Income Taxes                        3,339       2,749        3,046

          TOTAL OPERATING EXPENSES          218,752     219,625      212,062

OPERATING INCOME                             13,043      16,416       17,211

NONOPERATING INCOME                           3,685       3,413        4,668

INCOME BEFORE INTEREST CHARGES               16,728      19,829       21,879

INTEREST CHARGES                              8,041       9,719       10,922

NET INCOME                                 $  8,687    $ 10,110     $ 10,957

STATEMENTS OF RETAINED EARNINGS
                                               Year Ended December 31,
                                            1995        1994         1993
                                                   (in thousands)
RETAINED EARNINGS JANUARY 1                $ 4,268     $ 1,339      $23,173

NET INCOME                                   8,687      10,110       10,957

CASH DIVIDENDS DECLARED                     11,000       7,181       32,791

RETAINED EARNINGS DECEMBER 31              $ 1,955     $ 4,268      $ 1,339

See Notes to Financial Statements.

STATEMENTS OF CASH FLOWS

                                                Year Ended December 31,
                                             1995        1994        1993
                                                   (in thousands)
OPERATING ACTIVITIES:
  Net Income                              $   8,687    $ 10,110     $ 10,957
  Adjustments for Noncash Items:
     Depreciation                            21,674      21,615       21,631
     Deferred Federal Income Taxes            6,947       4,213        4,076
     Deferred Investment Tax Credits         (3,522)     (3,430)      (3,489)
     Amortization of Deferred Gain on
       Sale and Leaseback -
         Rockport Plant Unit 2               (5,571)     (5,571)      (5,571)
  Changes in Certain Current Assets
    and Liabilities:
     Accounts Receivable                        840      (1,139)       3,037
     Fuel, Materials and Supplies            (1,293)     (5,547)       4,563
     Accounts Payable                          (412)        697        3,951
     Taxes Accrued                             (651)        (49)       9,671
     Interest Accrued                        (2,585)         (8)        (135)
  Other (net)                                  (628)      4,953          303
         Net Cash Flows From
           Operating Activities              23,486      25,844       48,994

INVESTING ACTIVITIES -
  Construction Expenditures                  (4,017)     (3,909)      (3,124)

FINANCING ACTIVITIES:
  Capital Contributions Returned
    to Parent Company                          -         (6,700)      (1,300)
  Issuance of Long-term Debt                 88,368        -            -
  Retirement of Long-term Debt             (111,347)       -         (55,000)
  Change in Short-term Debt (net)            14,525      (8,050)      15,250
  Dividends Paid                            (11,000)     (7,181)     (32,791)
         Net Cash Flows Used For
           Financing Activities             (19,454)    (21,931)     (73,841)

Net Increase (Decrease) in Cash
  and Cash Equivalents                           15           4      (27,971)
Cash and Cash Equivalents January 1               7           3       27,974
Cash and Cash Equivalents December 31      $     22    $      7     $      3

See Notes to Financial Statements.

BALANCE SHEETS

                                                            December 31,
                                                          1995        1994
                                                           (in thousands)
ASSETS
ELECTRIC UTILITY PLANT:
  Production                                            $627,298     $627,429
  General                                                  2,919        2,658
  Construction Work in Progress                            1,397        1,441
          Total Electric Utility Plant                   631,614      631,528

  Accumulated Depreciation                               218,055      199,264

          NET ELECTRIC UTILITY PLANT                     413,559      432,264

CURRENT ASSETS:
  Cash and Cash Equivalents                                   22            7
  Accounts Receivable:
     Affiliated Companies                                 18,549       19,683
     Other                                                   479          185
  Fuel - at average cost                                  19,008       18,368
  Materials and Supplies - at average cost                 4,820        4,167
  Prepayments                                                673          452

          TOTAL CURRENT ASSETS                            43,551       42,862

REGULATORY ASSETS                                          6,076        1,520

DEFERRED CHARGES                                           1,693        2,573

                    TOTAL                               $464,879     $479,219


See Notes to Financial Statements.

                                                            December 31,
                                                          1995        1994
                                                           (in thousands)
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
  Common Stock - Par Value $1,000:
    Authorized and Outstanding - 1,000 Shares           $  1,000     $  1,000
  Paid-in Capital                                         47,735       47,735
  Retained Earnings                                        1,955        4,268
          Total Common Shareholder's Equity               50,690       53,003
  Long-term Debt                                          89,538       53,340
          TOTAL CAPITALIZATION                           140,228      106,343

OTHER NONCURRENT LIABILITIES                               1,830        2,019

CURRENT LIABILITIES:
  Long-term Debt Due Within One Year                        -          55,000
  Short-term Debt - Notes Payable                         21,725        7,200
  Accounts Payable:
    General                                                4,669        4,914
    Affiliated Companies                                   4,425        4,592
  Taxes Accrued                                            2,997        3,648
  Interest Accrued                                           370        2,955
  Rent Accrued - Rockport Plant Unit 2                     4,963        6,490
  Other                                                    4,138        4,456
          TOTAL CURRENT LIABILITIES                       43,287       89,255

DEFERRED GAIN ON SALE AND LEASEBACK -
  ROCKPORT PLANT UNIT 2                                  150,043      155,614

REGULATORY LIABILITIES:
  Deferred Investment Tax Credits                         76,949       80,471
  Amounts Due to Customers for Income Taxes               36,517       38,101
  Other                                                      201          123
          TOTAL REGULATORY LIABILITIES                   113,667      118,695

DEFERRED INCOME TAXES                                     15,824        7,293

                    TOTAL                               $464,879     $479,219


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

Basis of Accounting

As a cost-based rate-regulated entity, AEGCo's financial statements reflect the actions of the FERC which may result in the recognition of revenues and expenses in different time periods than enterprises that are not cost-based rate regulated. In accordance with Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation," regulatory assets and liabilities are recorded to reflect the economic effects of regulation.

Use of Estimates

The preparation of these financial statements in conformity with generally accepted accounting principles requires in certain instances the use of management's estimates. Actual results could differ from those estimates.

Utility Plant

Electric utility plant is stated at original cost. Additions, major replacements and betterments are added to the plant accounts. Retirements from the plant accounts and associated removal costs, net of salvage, are deducted from accumulated depreciation. The costs of labor, materials and overheads incurred to operate and maintain utility plant are included in operating expenses.

Depreciation

Depreciation is provided on a straight-line basis over the estimated useful lives of utility plant and is calculated largely through the use of composite rates by functional class. The rate for production plant was 3.5% and for general plant was 3.8%. Amounts to be used for removal of plant are recovered through depreciation charges included in the unit power agreements.

Allowance for Funds Used During Construction (AFUDC)

AFUDC is a noncash nonoperating income item that is recovered with regulator approval over the service life of utility plant through depreciation and represents the estimated cost of borrowed and equity funds used to finance construction projects. The average rates used to accrue AFUDC were 6% in 1995, 5% in 1994 and 8.5% in 1993. Since there were no significant long-term construction projects, AFUDC was not significant in 1995, 1994 and 1993.

Rockport Plant

Rockport Plant consists of two 1,300 megawatt (mw) coal-fired units. AEGCo and Indiana Michigan Power Company (I&M), an affiliate, each owns 50% of one unit (Rockport 1) and each leases a 50% interest in the other unit (Rockport
2) from unaffiliated lessors under an operating lease. The gain on the sale and leaseback of Rockport 2 was deferred and is being amortized, with related taxes, over the initial lease term which expires in 2022. Rockport 1 went into service in 1984 and Rockport 2 went into service in 1989.

Unit Power Agreements

Revenues are derived from the sale of Rockport capacity and energy to other utilities. Under FERC approved unit power agreements, AEGCo's share of Rock-port Plant capacity is sold to two affiliates, I&M and Kentucky Power Company (KPCo), and an unaffiliated utility, Virginia Electric and Power Company (VEPCo). The agreements provide for the sale of 390 mw of Rockport capacity (15% of each unit) to KPCo through 1999, the sale of 455 mw of Rockport 1 capacity to VEPCo through 1999 and the sale of the remaining capacity (455 mw of Rockport 2) to I&M. Under the terms of the I&M unit power agreement, I&M will purchase AEGCo's entire share of the Rockport Plant when the unit power agreements with KPCo and VEPCo expire. Approximately 34% in 1995, 36% in 1994 and 37% in 1993 of operating revenues were derived from sales to VEPCo.

Recovery of Costs

Pursuant to the unit power agreements, full cost of service recovery is allowed. Recovery includes costs of operation, a return on common equity and a return on other capital net of temporary cash investments. Included in the cost of operation is amortization of the deferred gain on the sale of Rockport 2 and deferred Rockport 2 investment tax credits to reduce unit power prices.

Cash and Cash Equivalents

Cash and cash equivalents include temporary cash investments with original maturities of three months or less.

Income Taxes

The Company follows the liability method of accounting for income taxes as prescribed by SFAS 109, "Accounting for Income Taxes." Under the liability method, deferred income taxes are provided for all temporary differences between book cost and tax basis of assets and liabilities which will result in a future tax consequence. Where deferred taxes are recorded on temporary differences and not reflected in rates currently, regulatory assets and liabilities are recorded in accordance with SFAS 71.

Investment Tax Credits

Based on directives of regulatory commissions, the Company reflected investment tax credits in rates on a deferral basis. Commensurate with rate treatment deferred investment tax credits are being amortized over the life of the related plant investment. The Company's policy with regard to invest-ment tax credits for nonutility property was to practice the flow-through method of accounting.

Debt

Losses on reacquired debt are deferred and amortized over the term of the reacquired debt in accordance with rate-making treatment. If the debt is refinanced the reacquisition costs are deferred and amortized over the term of the replacement debt commensurate with their recovery in billings.

Debt discount and debt issuance expenses are amortized over the term of the related debt, with the amortization included in interest charges.

Reclassifications

Certain prior-period amounts were reclassified to conform with current-period presentation.

2. LONG-TERM DEBT AND LINES OF CREDIT:

Installment purchase contracts were entered into in connection with the issuance of pollution control revenue bonds by the City of Rockport, Indiana as follows:
                                   December 31,
                                1995          1994
                                  (in thousands)

  9-3/8% due 2014             $   -          $ 55,000
  6-5/8% due 2014                 -            55,000
     Series 1995 A due 2025 (a)  45,000            -
     Series 1995 B due 2025 (a)  45,000            -
 Unamortized Discount              (462)        (1,660)
                                 89,538        108,340
Less Portion Due Within
   One Year                         -           55,000
 Total                          $89,538       $ 53,340

(a) The adjustable interest rate can be a daily, weekly, commercial paper or term rate as designated by the Company. Initially the Company selected a daily rate which ranged from 3.0% to 5.95% during 1995 and averaged 3.91%.

Under the terms of the installment purchase contracts, AEGCo is required to pay amounts sufficient to enable the payment of interest and principal on the related pollution control revenue bonds issued to refinance the construction costs of pollution control facilities at the Rockport Plant. On the Series 1995 A and B bonds the principal is payable at maturity or on the demand of the bondholders. The Company has agreements that provide for brokers to remarket bonds tendered. In the event the bonds cannot be remarketed, AEGCo has a standby bond purchase agreement with a bank that provides for the bank to purchase any bonds not remarketed. The purchase agreement expires in 2000.

Short-term debt borrowings are limited by provisions of the 1935 Act to $100 million. The standby bond purchase agreement further limits total debt borrowings (long and short term excluding the installment purchase contracts) to $80 million. Lines of credit are shared with American Electric Power
(AEP) System companies and at December 31, 1995 and 1994 were available in the amounts of $88 million and $125 million, respectively. Commitment fees of approximately 1/8 of 1% of the unused short-term lines of credit are paid each year to the banks to maintain the lines of credit. At December 31, 1995 and 1994, outstanding short-term debt consisted of notes payable of $21.7 million and $7.2 million, respectively, with year-end weighted average interest rates of 5.9% and 6.4%, respectively.

3. COMMON SHAREHOLDER'S EQUITY:

   In 1994 and 1993, the Company returned capital contributions to its parent in the amounts of $6.7 million and $1.3 million, respectively, with approval of the SEC. There were no other material transactions affecting common stock and paid-in capital in 1995, 1994 and 1993.

4. FEDERAL INCOME TAXES:

  The details of federal income taxes as reported are as follows:
                                               Year Ended December 31,
                                              1995        1994         1993
                                                    (in thousands)
Charged (Credited) to
 Operating Expenses (net):
 Current                                    $(3,613)    $(1,464)     $(1,991)
 Deferred                                     6,952       4,213        5,037
    Total                                     3,339       2,749        3,046
Charged (Credited) to
 Nonoperating Income (net):
 Current                                         92         (10)       1,661
 Deferred                                        (5)       -            (961)
 Amortization of Deferred
  Investment Tax Credits                     (3,522)     (3,430)      (3,489)
    Total                                    (3,435)     (3,440)      (2,789)
Total Federal Income Taxes as Reported      $   (96)    $  (691)     $   257

The following is a reconciliation of the difference between the amount of federal income taxes computed by multiplying book income before federal income taxes by the statutory tax rate, and the amount of federal income taxes reported.

                                                 Year Ended December 31,
                                              1995        1994         1993
                                                     (in thousands)

Net Income                                   $8,687     $10,110      $10,957
Federal Income Taxes                            (96)       (691)         257
Pre-tax Book Income                          $8,591     $ 9,419      $11,214

Federal Income Taxes on Pre-tax Book
 Income at Statutory Rate (35%)              $3,007     $ 3,297      $ 3,925
Increase (Decrease) in Federal Income Taxes
  Resulting From the Following Items:
 Depreciation                                 1,082       1,139        1,154
 Allowance for Funds Used During
  Construction                               (1,070)     (1,070)      (1,054)
 Rockport Plant Unit 2 Investment Tax Credits
   included in Taxable Income (net)             374         374          374
 Investment Tax Credits (net)                (3,522)     (3,430)      (3,489)
 Prior Year Federal Income Tax
   Accrual Adjustments                         -           (900)        (600)
 Other                                           33        (101)         (53)
Total Federal Income Taxes as Reported       $  (96)    $  (691)     $   257

Effective Federal Income Tax Rate              N.M.        N.M.          2.3%

N.M.= Not Meaningful


The following tables show the elements of the net deferred tax liabilities and the significant temporary differences:
                                     December 31,
                                   1995        1994
                                    (in thousands)

Deferred Tax Assets              $  97,302  $ 100,110
Deferred Tax Liabilities          (113,126)  (107,403)
  Net Deferred Tax Liabilities   $ (15,824) $  (7,293)

Property Related Temporary
  Differences                     $(78,390)  $(74,117)
Net Deferred Gain on Sale and
  Leaseback - Rockport
  Plant Unit 2                      52,515     54,465
All Other (net)                     10,051     12,359
    Total Net Deferred Tax
       Liabilities                $(15,824)  $ (7,293)

The Company joins in the filing of a consolidated federal income tax return with its affiliates in the AEP System. The allocation of the AEP System's current consolidated federal income tax to the System companies is in accor-dance with SEC rules under the 1935 Act. These rules permit the allocation of the benefit of current tax losses to the System companies giving rise to them in determining their current tax expense. The tax loss of the System parent company, AEP Co., Inc., is allocated to its subsidiaries with taxable income. With the exception of the loss of the parent company, the method of allocation approximates a separate return result for each company in the consolidated group.

The AEP System has settled with the Internal Revenue Service (IRS) all issues from the audits of the consolidated federal income tax returns for years prior to 1991. Returns for the years 1991 through 1993 are presently being audited by the IRS. In the opinion of management, the final settlement of open years will not have a material effect on results of operations.


5.  FAIR VALUE OF FINANCIAL INSTRUMENTS:

The carrying amounts of cash and cash equivalents, accounts receivable, short-term debt, and accounts payable approximate fair value because of the short-term nature of these instruments. Fair values for long-term debt were $90 million and $112 million at December 31, 1995 and 1994, respectively, based on quoted market prices for the same or similar issues and the current interest rates offered for instruments of the same remaining maturities. The carrying amount for long-term debt was $90 million at December 31, 1995 and $108 million at December 31, 1994.

6. RELATED PARTY TRANSACTIONS:

Operating revenues include sales of energy under long-term unit power agree-ments to two AEP System companies of $154 million, $152 million and $145 million for the years ended December 31, 1995, 1994 and 1993, respectively.

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


7. LEASES:

Future minimum operating lease payments for the lease of Rockport 2 are $74 million per year for 1996 through 2000 and total $1.66 billion for 2001 through the end of the lease term (2022).

There were no other material lease commitments at December 31, 1995 and 1994.


8. SUPPLEMENTARY INFORMATION:

                             Year Ended December 31,
                             1995     1994     1993
                                   (in thousands)

Cash was paid (received) for:
  Interest (net of
    capitalized amounts)   $10,234  $ 9,367   $10,667
  Income Taxes              (3,516)  (1,143)   (9,142)