Form 10-K405, Exhibit 13
period 1996-12-31
AEP GENERATING CO /OH/
filed 1997-03-27
CIK 857571

SELECTED FINANCIAL DATA
                                                                   Year Ended December 31,
                                         1996             1995             1994             1993             1992
                                                                      (in thousands)
INCOME STATEMENTS DATA:
  Operating Revenues                   $225,892         $231,795         $236,041         $229,273         $239,232
  Operating Expenses                    215,997          218,752          219,625          212,062          221,760
  Operating Income                        9,895           13,043           16,416           17,211           17,472
  Nonoperating Income                     3,695            3,685            3,413            4,668            6,706
  Income Before Interest Charges         13,590           16,728           19,829           21,879           24,178
  Interest Charges                        4,159            8,041            9,719           10,922           11,277
  Net Income                           $  9,431         $  8,687         $ 10,110         $ 10,957         $ 12,901
                                                                         December 31,
                                           1996             1995             1994             1993             1992
                                                                        (in thousands)
BALANCE SHEETS DATA:
  Electric Utility Plant               $632,257         $631,614         $631,528         $631,032         $627,981
  Accumulated Depreciation              238,532          218,055          199,264          181,587          160,658
  Net Electric Utility Plant           $393,725         $413,559         $432,264         $449,445         $467,323
  Total Assets                         $442,911         $464,879         $479,219         $499,475         $549,367

  Common Stock and
    Paid-in Capital                    $ 45,235         $ 48,735         $ 48,735         $ 55,435         $ 56,735
  Retained Earnings                       1,886            1,955            4,268            1,339           23,173
  Total Common Shareholder's Equity    $ 47,121         $ 50,690         $ 53,003         $ 56,774         $ 79,908

  Long-term Debt (a)                   $ 89,554         $ 89,538         $108,340         $108,188         $162,780

  Total Capitalization and
    Liabilities                        $442,911         $464,879         $479,219         $499,475         $549,367

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

Net Income Increases and Operating Revenues Decline

     Net income increased $.7 million or 9% as a result of a reduction in interest charges. Under the unit power billing mechanism not all of the $4 million reduction in interest charges is reflected in the power bills and passed on to customers.

     Income statement items which changed significantly were:
                                Increase(Decrease)
(dollars in thousands)           From Previous Year
                                  Amount        %

Operating Revenues. . . . . . .    $(5.9)       (3)
Fuel Expense. . . . . . . . . .     (6.2)       (6)
Rent Expense-Rockport Plant
 Unit 2 . . . . . . . . . . . .      1.5         2
Other Operation Expense . . . .     (0.9)       (7)
Maintenance Expense . . . . . .      2.1        19
Taxes Other Than Federal
  Income Taxes. . . . . . . . .      0.6        20
Interest Charges. . . . . . . .     (3.9)      (48)

     The decrease in operating revenues for 1996 reflects a decrease in recoverable operating expenses as well as a reduction in the return on other capital due to a decrease in interest expense on long-term debt.

Operating Expenses Decrease

     The decline in fuel expense for 1996 was due to a reduction in generation coupled with a lower cost per ton of coal consumed. The reduction in generation was due to Rockport Plant Unit 2 being out of service for maintenance. A favorable $1.6 million settlement in the third quarter of a coal transportation dispute contributed to the decline in the cost per ton of coal.

     Rent expense for Rockport Plant Unit 2 increased in 1996 due to the effect of a favorable determination by the Indiana Department of Revenue that resulted in a reduction in rent expense in 1995.

     Other operation expense decreased in 1996 due to the effect of a provision for severance pay recorded in the fourth quarter of 1995 partly offset by an increase in a FERC assessment fee.

     The increase in maintenance expense was due to an increase in AEP Service Corporation billings for professional services, a write-off of obsolete materials and a general boiler inspection and repairs performed on Rockport Unit 2.

     Taxes other than federal income taxes were higher in 1996 due to the effect of a favorable Indiana property tax accrual adjustment recorded in the second quarter of 1995.

     Interest charges declined in 1996 due to the refinancing of $90 million of long-term debt at lower variable interest rates and the retirement of $20 million of long-term debt in the third quarter of 1995.

INDEPENDENT AUDITORS' REPORT




To the Shareholder and Board of
Directors of AEP Generating Company:

We have audited the accompanying balance sheets of AEP Generating Company as of December 31, 1996 and 1995, and the related statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of AEP Generating Company as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.


/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP
Columbus, Ohio
February 25, 1997

STATEMENTS OF INCOME
                                                        Year Ended December 31,
                                                 1996           1995           1994
                                                           (in thousands)

OPERATING REVENUES                             $225,892       $231,795       $236,041

OPERATING EXPENSES:
   Fuel                                          93,475         99,635        100,685
   Rent - Rockport Plant Unit 2                  68,289         66,794         69,290
   Other Operation                               12,203         13,145         10,978
   Maintenance                                   13,338         11,203         10,379
   Depreciation                                  21,648         21,674         21,615
   Taxes Other Than Federal Income Taxes          3,569          2,962          3,929
   Federal Income Taxes                           3,475          3,339          2,749
                TOTAL OPERATING EXPENSES        215,997        218,752        219,625

OPERATING INCOME                                  9,895         13,043         16,416

NONOPERATING INCOME                               3,695          3,685          3,413

INCOME BEFORE INTEREST CHARGES                   13,590         16,728         19,829

INTEREST CHARGES                                  4,159          8,041          9,719

NET INCOME                                     $  9,431       $  8,687       $ 10,110


STATEMENTS OF RETAINED EARNINGS
                                                          Year Ended December 31,
                                                    1996           1995           1994
                                                              (in thousands)

RETAINED EARNINGS JANUARY 1                      $1,955        $ 4,268        $ 1,339

NET INCOME                                        9,431          8,687         10,110

CASH DIVIDENDS DECLARED                           9,500         11,000          7,181

RETAINED EARNINGS DECEMBER 31                    $1,886        $ 1,955        $ 4,268

See Notes to Financial Statements.

STATEMENTS OF CASH FLOWS
                                                        Year Ended December 31,
                                                  1996           1995           1994
                                                            (in thousands)
OPERATING ACTIVITIES:
   Net Income                                   $  9,431        $ 8,687       $ 10,110
   Adjustments for Noncash Items:
      Depreciation                                21,648         21,674         21,615
      Deferred Federal Income Taxes                5,401          6,947          4,213
      Deferred Investment Tax Credits             (3,489)        (3,522)        (3,430)
      Amortization of Deferred Gain on Sale and
        Leaseback - Rockport Plant Unit 2         (5,571)        (5,571)        (5,571)
   Changes in Certain Current
      Assets and Liabilities:
      Accounts Receivable                            149            840         (1,139)
      Fuel, Materials and Supplies                 1,770         (1,293)        (5,547)
      Accounts Payable                            (1,584)          (412)           697
      Taxes Accrued                                  (94)          (651)           (49)
      Interest Accrued                               (99)        (2,585)            (8)
   Other (net)                                      (125)          (628)         4,953
        Net Cash Flows From Operating Activities  27,437         23,486         25,844

INVESTING ACTIVITIES -
   Construction Expenditures                      (2,170)        (4,017)        (3,909)

FINANCING ACTIVITIES:
   Return of Capital to Parent Company            (3,500)          -            (6,700)
   Issuance of Long-term Debt                       -            88,368           -
   Retirement of Long-term Debt                     -          (111,347)          -
   Change in Short-term Debt (net)               (12,150)        14,525         (8,050)
   Dividends Paid                                 (9,500)       (11,000)        (7,181)
        Net Cash Flows Used For
          Financing Activities                   (25,150)       (19,454)       (21,931)
Net Increase in Cash and Cash Equivalents            117             15              4

Cash and Cash Equivalents January 1                   22              7              3
Cash and Cash Equivalents December 31           $    139        $    22       $      7

See Notes to Financial Statements.

BALANCE SHEETS
                                                                   December 31,
                                                                1996           1995
                                                                   (in thousands)
ASSETS
ELECTRIC UTILITY PLANT:
   Production                                                  $627,926       $627,298
   General                                                        2,931          2,919
   Construction Work in Progress                                  1,400          1,397
                 Total Electric Utility Plant                   632,257        631,614
   Accumulated Depreciation                                     238,532        218,055
                 NET ELECTRIC UTILITY PLANT                     393,725        413,559

CURRENT ASSETS:
   Cash and Cash Equivalents                                        139             22
   Accounts Receivable:
      Affiliated Companies                                       18,835         18,549
      Other                                                          44            479
   Fuel - at average cost                                        17,792         19,008
   Materials and Supplies - at average cost                       4,266          4,820
   Prepayments                                                      804            673
                 TOTAL CURRENT ASSETS                            41,880         43,551

REGULATORY ASSETS                                                 5,857          6,076

DEFERRED CHARGES                                                  1,449          1,693

                     TOTAL                                     $442,911       $464,879

See Notes to Financial Statements.

                                                                    December 31,
                                                                 1996           1995
                                                                   (in thousands)
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
   Common Stock - Par Value $1,000:
      Authorized and Outstanding - 1,000 Shares               $   1,000      $   1,000
   Paid-in Capital                                               44,235         47,735
   Retained Earnings                                              1,886          1,955
                Total Common Shareholder's Equity                47,121         50,690
   Long-term Debt                                                89,554         89,538
                TOTAL CAPITALIZATION                            136,675        140,228

OTHER NONCURRENT LIABILITIES                                      1,613          1,830

CURRENT LIABILITIES:
   Short-term Debt - Notes Payable                                9,575         21,725
   Accounts Payable:
     General                                                      4,265          4,669
     Affiliated Companies                                         3,245          4,425
   Taxes Accrued                                                  2,903          2,997
   Interest Accrued                                                 271            370
   Rent Accrued - Rockport Plant Unit 2                           4,963          4,963
   Other                                                          3,661          4,138
                TOTAL CURRENT LIABILITIES                        28,883         43,287

DEFERRED GAIN ON SALE AND LEASEBACK -
   ROCKPORT PLANT UNIT 2                                        144,472        150,043

REGULATORY LIABILITIES:
   Deferred Investment Tax Credits                               73,460         76,949
   Amounts Due to Customers for Income Taxes                     33,893         36,517
   Other                                                             66            201
                TOTAL REGULATORY LIABILITIES                    107,419        113,667

DEFERRED INCOME TAXES                                            23,849         15,824

                    TOTAL                                      $442,911       $464,879

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

Basis of Accounting

     As a cost-based rate-regulated entity, AEGCo's financial statements reflect the actions of the FERC which may result in the recognition of revenues and expenses in different time periods than enterprises that are not cost-based rate-regulated. In accordance with Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation," regulatory assets (deferred expenses) and regulatory liabilities (deferred income) are recorded to reflect the economic effects of regulation.

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

Allowance for Funds Used During Construction (AFUDC)

     AFUDC is a noncash nonoperating income item that is recovered with regulator approval over the service life of utility plant through depreci-ation and represents the estimated cost of borrowed and equity funds used to finance construction projects. Since there were no significant long-term construction projects, AFUDC was not significant in 1996, 1995 and 1994.

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

Unit Power Agreements

     Revenues are derived from the sale of Rockport Plant capacity and energy to other utilities. Under FERC approved unit power agreements, AEGCo's share of Rockport Plant capacity is sold to two affiliates, I&M and Kentucky Power Company (KPCo), and an unaffiliated utility, Virginia Electric and Power Company (VEPCo). The agreements provide for the sale of 390 mw of Rockport Plant capacity (15% of each unit) to KPCo through 1999, the sale of 455 mw of Rockport 1 capacity to VEPCo through 1999 and the sale of the remaining capacity (455 mw of Rockport 2) to I&M. Under the terms of the I&M unit power agreement, I&M will purchase AEGCo's entire share of the Rockport Plant when the unit power agreements with KPCo and VEPCo expire. Approximately 32% in 1996, 34% in 1995 and 36% in 1994 of operating revenues were derived from sales to VEPCo.

Recovery of Costs

     Pursuant to the unit power agreements, full cost of service recovery is allowed. Recovery includes costs of operation, a return on common equity and a return on other capital net of temporary cash investments. Included in the cost of operation is amortization of the deferred gain on the sale of Rockport 2 and deferred Rockport 2 investment tax credits reducing unit power prices.

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

Investment Tax Credits

     Based on directives of regulatory commissions, the Company reflected investment tax credits in rates on a deferral basis. Deferred investment tax credits, which represent a regulatory liability, are being amortized over the life of the related plant investment commensurate with recovery in rates.
The Company's policy with regard to investment tax credits for nonutility property was to practice the flow-through method of accounting.

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

2. LONG-TERM DEBT AND LINES OF CREDIT:

     Installment purchase contracts were entered into in connection with the issuance of pollution control revenue bonds by the City of Rockport, Indiana as follows:
                                     December 31,
                                  1996          1995
                                    (in thousands)

     Series 1995 A due 2025 (a)  $45,000        $45,000
     Series 1995 B due 2025 (a)   45,000         45,000
     Unamortized Discount           (446)          (462)

     Total                       $89,554        $89,538

(a) The adjustable interest rate can be a daily, weekly, commercial paper or term rate as designated by the Company. Initially the Company selected a daily rate which ranged from 1.8% to 5.1% during 1996 and 3.0% to 5.95% during 1995 and averaged 3.4% in 1996 and 3.91% in 1995.

     Under the terms of the installment purchase contracts, AEGCo is required to pay amounts sufficient to enable the payment of interest and principal on the related pollution control revenue bonds issued to refinance the construc-tion costs of pollution control facilities at the Rockport Plant. On the Series 1995 A and B bonds the principal is payable at maturity or on the demand of the bondholders. The Company has agreements that provide for brokers to remarket bonds tendered. In the event the bonds cannot be remarketed, AEGCo has a standby bond purchase agreement with a bank that provides for the bank to purchase any bonds not remarketed. The purchase agreement expires in 2000.

     Short-term debt borrowings are limited by provisions of the 1935 Act to $100 million. The standby bond purchase agreement further limits total debt borrowings (long and short term excluding the installment purchase contracts) to $80 million. Lines of credit are shared with American Electric Power
(AEP) System companies and at December 31, 1996 and 1995 were available in the amounts of $115 million and $88 million, respectively. Commitment fees of approximately 1/8 of 1% of the unused short-term lines of credit are required to maintain the lines of credit. At December 31, 1996 and 1995, outstanding short-term debt consisted of notes payable of $9.6 million and $21.7 million, respectively, with year-end weighted average interest rates of 6.8% and 5.9%, respectively.

3. LEASES:

     Future minimum operating lease payments for the lease of Rockport 2 are $74 million per year for 1997 through 2001 and total $1.58 billion for 2002 through the end of the lease term in 2022.

  There were no other material lease commitments at December 31, 1996 and 1995.

4.  FAIR VALUE OF FINANCIAL INSTRUMENTS:

     The carrying amounts of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximate fair value because of the short-term maturity of these instruments. Fair values for long-term debt approximate carrying value and are based on quoted market prices for the same or similar issues and the current interest rates offered for instruments of the same remaining maturities.

5. FEDERAL INCOME TAXES:

  The details of federal income taxes as reported are as follows:
                                                       Year Ended December 31,
                                                     1996        1995        1994
                                                           (in thousands)
Charged (Credited) to Operating Expenses (net):
  Current                                          $(1,928)    $(3,613)     $(1,464)
  Deferred                                           5,403       6,952        4,213
    Total                                            3,475       3,339        2,749
Charged (Credited) to Nonoperating Income (net):
  Current                                              117          92          (10)
  Deferred                                              (2)         (5)      -
  Deferred Investment Tax Credits                   (3,489)     (3,522)      (3,430)
    Total                                           (3,374)     (3,435)      (3,440)
Total Federal Income Taxes as Reported            $    101     $   (96)     $  (691)

   The following is a reconciliation of the difference between the amount of federal income taxes computed by multiplying book income before federal income taxes by the statutory tax rate, and the amount of federal income taxes reported.
                                                    Year Ended December 31,
                                                  1996        1995        1994
                                                         (in thousands)
Net Income                                       $9,431      $8,687      $10,110
Federal Income Taxes                                101         (96)        (691)
Pre-tax Book Income                              $9,532      $8,591     $  9,419

Federal Income Taxes on Pre-tax Book Income
  at Statutory Rate (35%)                       $ 3,336     $ 3,007      $ 3,297
Increase (Decrease) in Federal Income Taxes
  Resulting From the Following Items:
  Depreciation                                    1,110       1,082        1,139
  Allowance for Funds Used During Construction   (1,070)      (1,070)   (1,070)
  Rockport Plant Unit 2 Investment Tax Credits
    included in Taxable Income (net)                374         374          374
  Investment Tax Credits (net)                   (3,489)     (3,522)      (3,430)
  Federal Income Tax Accrual Adjustments           -           -            (900)
  Other                                            (160)         33         (101)
Total Federal Income Taxes as Reported          $   101    $    (96)      $ (691)

Effective Federal Income Tax Rate                  1.1%         N.M.          N.M.
N.M.= Not Meaningful

 The following tables show the elements of the net deferred tax liabilities and the significant temporary differences giving rise to such deferrals:

                                                 December 31,
                                           1996              1995
                                               (in thousands)

Deferred Tax Assets                      $   94,229     $   97,302
Deferred Tax Liabilities                   (118,078)      (113,126)
  Net Deferred Tax Liabilities           $  (23,849)    $  (15,824)

Property Related Temporary Differences    $ (82,550)      $(78,390)
Net Deferred Gain on Sale and
  Leaseback - Rockport Plant Unit 2          50,565         52,515
All Other (net)                               8,136         10,051
    Total Net Deferred Tax Liabilities     $(23,849)      $(15,824)

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

6. COMMON SHAREHOLDER'S EQUITY:

   In 1996 and 1994, the Company returned capital to its parent in the amounts of $3.5 million and $6.7 million, respectively. There were no other material transactions affecting common stock and paid-in capital in 1996, 1995 and 1994.

7. RELATED PARTY TRANSACTIONS:

Operating revenues include sales of energy under long-term unit power agreements to two AEP System companies of $153 million, $154 million and $152 million for the years ended December 31, 1996, 1995 and 1994, respectively.

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


8. SUPPLEMENTARY INFORMATION:

                                      Year Ended December 31,
                                  1996        1995         1994
                                          (in thousands)

Cash was paid (received) for:
  Interest (net of
    capitalized amounts)         $ 3,834     $10,234      $ 9,367
  Income Taxes                    (1,763)     (3,516)      (1,143)