Form 10-K405, Exhibit 13
period 1997-12-31
AEP GENERATING CO /OH/
filed 1998-03-27
CIK 857571

AEP GENERATING COMPANY
SELECTED FINANCIAL DATA

                                                     Year Ended December 31,
                                     1997        1996        1995        1994        1993
                                                        (in thousands)
INCOME STATEMENTS DATA:

  Operating Revenues                $227,868    $225,892    $231,795    $236,041    $229,273
  Operating Expenses                 218,828     215,997     218,752     219,625     212,062
  Operating Income                     9,040       9,895      13,043      16,416      17,211
  Nonoperating Income                  3,603       3,695       3,685       3,413       4,668
  Income Before Interest Charges      12,643      13,590      16,728      19,829      21,879
  Interest Charges                     3,857       4,159       8,041       9,719      10,922
  Net Income                        $  8,786    $  9,431    $  8,687    $ 10,110    $ 10,957



                                                     Year Ended December 31,
                                     1997        1996        1995        1994        1993
                                                        (in thousands)

BALANCE SHEETS DATA:

  Electric Utility Plant            $633,450    $632,257    $631,614    $631,528    $631,032
  Accumulated Depreciation           257,191     238,532     218,055     199,264     181,587
  Net Electric Utility Plant        $376,259    $393,725    $413,559    $432,264    $449,445

  Total Assets                      $419,058    $442,911    $464,879    $479,219    $499,475


  Common Stock and Paid-in Capital  $ 40,235    $ 45,235    $ 48,735    $ 48,735    $ 55,435
  Retained Earnings                    2,528       1,886       1,955       4,268       1,339
  Total Common Shareholder's Equity $ 42,763    $ 47,121    $ 50,690    $ 53,003    $ 56,774

  Long-term Debt (a)                $ 69,570    $ 89,554    $ 89,538    $108,340    $108,188

  Total Capitalization
    and Liabilities                 $419,058    $442,911    $464,879    $479,219    $499,475

(a) Including portion due within one year.

AEP GENERATING COMPANY
MANAGEMENT'S NARRATIVE ANALYSIS
OF RESULTS OF OPERATIONS


    Operating revenues are derived from the sale of Rockport Plant energy and capacity to two affiliated companies, Indiana Michigan Power Company and Kentucky Power Company, and one unaffiliated utility, Virginia Electric and Power Company, pursuant to Federal Energy Regulatory Commission (FERC) approved long-term unit power agreements. Under the terms of the agreement with Indiana Michigan Power Company, it will buy all of the Company's Rockport capacity when the agreements with the other two companies expire in 1999 and 2004. The unit power agreements provide for recovery of costs including a FERC approved rate of return on common equity and a return on other capital net of temporary cash investments.

    Net income decreased $.6 million or 7% as a result of a reduction in the return on common equity due to a return of capital to the parent company and a decrease in the return on other capital due to lower financing costs and increased income attributable to temporary cash investments.

    Income statement items which changed significantly were:

                                 Increase(Decrease)
(dollars in millions)            From Previous Year
                                  Amount        %

Operating Revenues. . . . . . .   $ 2.0          1
Fuel Expense. . . . . . . . . .     4.7          5
Other Operation Expense . . . .    (0.7)        (6)
Maintenance Expense . . . . . .    (0.9)        (7)

    The increase in operating revenues reflects an increase in recoverable operating expenses offset in part by the lower returns on capital discussed above.

    Fuel expense increased due to a higher average cost of coal consumed and the effect of a favorable $1.6 million settlement in 1996 of a coal transportation dispute. Other operation expense decreased in 1997 due to decreases in pension and benefits costs and a reduction in the annual FERC assessment fee. The decrease in maintenance expense in 1997 was due to the effect of a 1996 write-off of obsolete materials and reduced boiler inspection and repairs performed on Rockport Plant.

INDEPENDENT AUDITORS' REPORT





To the Shareholder and Board of
Directors of AEP Generating Company:

We have audited the accompanying balance sheets of AEP Generating Company as of December 31, 1997 and 1996, and the related statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of AEP Generating Company as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP


DELOITTE & TOUCHE LLP
Columbus, Ohio
February 24, 1998

AEP GENERATING COMPANY
STATEMENTS OF INCOME


                                                                  Year Ended December 31,
                                                              1997         1996         1995
                                                                       (in thousands)
OPERATING REVENUES                                          $227,868     $225,892     $231,795

OPERATING EXPENSES:
  Fuel                                                        98,191       93,475       99,635
  Rent - Rockport Plant Unit 2                                68,283       68,289       66,794
  Other Operation                                             11,506       12,203       13,145
  Maintenance                                                 12,408       13,338       11,203
  Depreciation                                                21,614       21,648       21,674
  Taxes Other Than Federal Income Taxes                        3,542        3,569        2,962
  Federal Income Taxes                                         3,284        3,475        3,339

            TOTAL OPERATING EXPENSES                         218,828      215,997      218,752

OPERATING INCOME                                               9,040        9,895       13,043

NONOPERATING INCOME                                            3,603        3,695        3,685

INCOME BEFORE INTEREST CHARGES                                12,643       13,590       16,728

INTEREST CHARGES                                               3,857        4,159        8,041

NET INCOME                                                  $  8,786     $  9,431     $  8,687



STATEMENTS OF RETAINED EARNINGS



                                                                  Year Ended December 31,
                                                              1997         1996         1995
                                                                       (in thousands)

RETAINED EARNINGS JANUARY 1                                 $1,886        $1,955       $ 4,268

NET INCOME                                                   8,786         9,431         8,687

CASH DIVIDENDS DECLARED                                      8,144         9,500        11,000

RETAINED EARNINGS DECEMBER 31                               $2,528        $1,886       $ 1,955

See Notes to Financial Statements.

AEP GENERATING COMPANY
STATEMENTS OF CASH FLOWS


                                                                  Year Ended December 31,
                                                              1997         1996         1995
                                                                       (in thousands)
OPERATING ACTIVITIES:
  Net Income                                                $  8,786      $ 9,431    $   8,687
  Adjustments for Noncash Items:
     Depreciation                                             21,614       21,648       21,674
     Deferred Federal Income Taxes                             4,762        5,401        6,947
     Deferred Investment Tax Credits                          (3,444)      (3,489)      (3,522)
     Amortization of Deferred Gain on Sale and
       Leaseback - Rockport Plant Unit 2                      (5,571)      (5,571)      (5,571)
  Changes in Certain Current Assets and Liabilities:
     Accounts Receivable                                      (1,831)         149          840
     Fuel, Materials and Supplies                              7,705        1,770       (1,293)
     Accounts Payable                                          2,194       (1,584)        (412)
     Taxes Accrued                                               517          (94)        (651)
     Interest Accrued                                            190          (99)      (2,585)
  Other (net)                                                     62         (125)        (628)
         Net Cash Flows From Operating Activities             34,984       27,437       23,486

INVESTING ACTIVITIES - Construction Expenditures              (3,907)      (2,170)      (4,017)

FINANCING ACTIVITIES:
  Return of Capital to Parent Company                         (5,000)      (3,500)        -
  Issuance of Long-term Debt                                    -            -          88,368
  Retirement of Long-term Debt                               (20,010)        -        (111,347)
  Change in Short-term Debt (net)                              2,175      (12,150)      14,525
  Dividends Paid                                              (8,144)      (9,500)     (11,000)
         Net Cash Flows Used For Financing Activities        (30,979)     (25,150)     (19,454)

Net Increase in Cash and Cash Equivalents                         98          117           15
Cash and Cash Equivalents January 1                              139           22            7
Cash and Cash Equivalents December 31                       $    237     $    139    $      22

See Notes to Financial Statements.

AEP GENERATING COMPANY
BALANCE SHEETS


                                                                            December 31,
                                                                         1997          1996
                                                                           (in thousands)
ASSETS

ELECTRIC UTILITY PLANT:
  Production                                                           $627,803      $627,926
  General                                                                 3,137         2,931
  Construction Work in Progress                                           2,510         1,400
          Total Electric Utility Plant                                  633,450       632,257

  Accumulated Depreciation                                              257,191       238,532


          NET ELECTRIC UTILITY PLANT                                    376,259       393,725





CURRENT ASSETS:
  Cash and Cash Equivalents                                                 237           139
  Accounts Receivable - Affiliated Companies                             20,710        18,879
  Fuel - at average cost                                                 10,107        17,792
  Materials and Supplies - at average cost                                4,246         4,266
  Prepayments                                                               368           804

          TOTAL CURRENT ASSETS                                           35,668        41,880



REGULATORY ASSETS                                                         5,639         5,857


DEFERRED CHARGES                                                          1,492         1,449



                    TOTAL                                              $419,058      $442,911

See Notes to Financial Statements.

AEP GENERATING COMPANY


                                                                            December 31,
                                                                         1997          1996
                                                                           (in thousands)
CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
  Common Stock - Par Value $1,000:
    Authorized and Outstanding - 1,000 Shares                          $  1,000      $  1,000
  Paid-in Capital                                                        39,235        44,235
  Retained Earnings                                                       2,528         1,886
          Total Common Shareholder's Equity                              42,763        47,121
  Long-term Debt                                                         69,570        89,554
          TOTAL CAPITALIZATION                                          112,333       136,675


OTHER NONCURRENT LIABILITIES                                              1,259         1,613

CURRENT LIABILITIES:
  Short-term Debt - Notes Payable                                        11,750         9,575
  Accounts Payable:
    General                                                               6,232         4,265
    Affiliated Companies                                                  3,472         3,245
  Taxes Accrued                                                           3,420         2,903
  Interest Accrued                                                          461           271
  Rent Accrued - Rockport Plant Unit 2                                    4,963         4,963
  Other                                                                   3,747         3,661
          TOTAL CURRENT LIABILITIES                                      34,045        28,883

DEFERRED GAIN ON SALE AND LEASEBACK - ROCKPORT PLANT UNIT 2             138,901       144,472

REGULATORY LIABILITIES:
  Deferred Investment Tax Credits                                        70,016        73,460
  Amounts Due to Customers for Income Taxes                              31,375        33,893
  Other                                                                    -               66
          TOTAL REGULATORY LIABILITIES                                  101,391       107,419

DEFERRED INCOME TAXES                                                    31,129        23,849


                    TOTAL                                              $419,058      $442,911

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

Basis of Accounting

    As a cost-based rate-regulated entity, AEGCo's financial statements reflect the actions of the FERC which may result in the recognition of revenues and expenses in different time periods than enterprises that are not cost-based rate-regulated. In accordance with Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation," regulatory assets (deferred expenses) and regulatory liabilities (deferred income) are recorded to reflect the economic effects of regulation and to match expenses with regulated revenues.

Use of Estimates

    The preparation of these financial statements in conformity with generally accepted accounting principles requires in certain instances the use of estimates. Actual results could differ from those estimates.

Utility Plant

    Electric utility plant is stated at original cost. Additions, major replacements and betterments are added to the plant accounts. Retirements of plant are deducted from the electric utility plant in service account and deducted from accumulated depreciation together with associated removal costs, net of salvage. The costs of labor, materials and overheads incurred to operate and maintain utility plant are included in operating expenses.


Depreciation

    Depreciation is provided on a straight-line basis over the estimated useful lives of utility plant and is calculated largely through the use of composite rates by functional class. The rate for production plant was 3.5% and for general plant was 2.8%. Amounts for removal of plant are recovered through depreciation charges included in the unit power agreements.

Allowance for Funds Used During Construction (AFUDC)

    AFUDC is a noncash nonoperating income item that is capitalized and recovered through depreciation over the service life of utility plant. It represents the estimated cost of borrowed and equity funds used to finance construction projects. The amounts of AFUDC were not significant for 1997, 1996 and 1995.

Rockport Plant

    Rockport Plant consists of two 1,300 megawatt (mw) coal-fired units. AEGCo and Indiana Michigan Power Company (I&M), an affiliate, each own 50% of one unit (Rockport 1) and each lease a 50% interest in the other unit (Rockport 2) from unaffiliated lessors under an operating lease. The gain on the sale and lease-back of Rockport 2 was deferred and is being amortized, with related taxes to reduce the regulated selling price of Rockport energy, over the initial lease term which expires in 2022. Rockport 1 went into service in 1984 and Rockport 2 went into service in 1989.

Unit Power Agreements

    Revenues are derived from the sale of Rockport Plant capacity and energy to other utilities. Under FERC approved unit power agreements, AEGCo's share of Rockport Plant capacity is sold to two affiliates, I&M and Kentucky Power Company (KPCo), and an unaffili-ated utility, Virginia Electric and Power Company (VEPCo). The agreements provide for the sale of 390 mw of Rockport Plant capacity (15% of each unit) to KPCo through 2004, the sale of 455 mw of Rockport 1 capacity to VEPCo through 1999 and the sale of the remaining capacity (455 mw of Rockport 2) to I&M. Under the terms of the I&M unit power agreement, I&M will purchase AEGCo's entire share of the Rockport Plant when the unit power agreements with KPCo and VEPCo expire. Approximately 32% in 1997, 32% in 1996 and 34% in 1995 of operating revenues were derived from sales to VEPCo.

Recovery of Costs

    Pursuant to the unit power agreements, full cost of service recovery is allowed. Recovery includes costs of operation, a return on common equity and a return on other capital net of tempo-rary cash investments. Included as a credit in the cost of operation is amortization of the deferred gain on the sale of Rockport 2 and deferred investment tax credits on Rockport 2 reducing unit power prices.

Cash and Cash Equivalents

    Cash and cash equivalents include temporary cash investments with original maturities of three months or less.

Income Taxes

    The Company follows the liability method of accounting for income taxes as prescribed by SFAS No. 109, "Accounting for Income Taxes." Under the liability method, deferred income taxes are provided for all temporary differences between the book cost and tax basis of assets and liabilities which will result in a future tax consequence. Where deferred taxes are recorded on temporary differences and not reflected in rates currently, deferred income taxes are provided with related regulatory assets and liabilities in accordance with SFAS No. 71.

Investment Tax Credits

    Based on directives of regulatory commissions, the Company reflects investment tax credits in rates on a deferral basis. Deferred investment tax credits, which represent a regulatory liability, are being amortized over the life of the related plant investment commensurate with recovery in rates. The Company's policy with regard to investment tax credits for nonutility property is to practice the flow-through method of accounting.

Debt

    Losses on reacquisition of debt are deferred and amortized over the term of the reacquired debt in accordance with rate-making treatment. If the debt is refinanced, the reacquisition costs are deferred and amortized over the term of the replacement debt commensurate with their recovery in billings.

    Debt discount and debt issuance expenses are amortized over the term of the related debt, with the amortization included in interest charges.

2. LONG-TERM DEBT AND LINES OF CREDIT:

    Installment purchase contracts were entered into in connection with the issuance of pollution control revenue bonds by the City of Rockport, Indiana as follows:

                                 December 31,
                              1997           1996
                                (in thousands)

Series 1995 A due 2025 (a)  $35,000        $45,000
Series 1995 B due 2025 (a)   35,000         45,000
Unamortized Discount           (430)          (446)

Total                       $69,570        $89,554

(a) An adjustable interest rate can be a daily, weekly, commercial paper or term rate as designated by the Company. Initially the Company selected a daily rate which ranged from 2.0% to 5.5% during 1997 and 1.8% to 5.1% during 1996 and averaged 3.6% in 1997 and 3.4% in 1996.

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

    Short-term debt borrowings are limited by provisions of the 1935 Act to $100 million. The standby bond purchase agreement further limits total debt borrowings (long and short term excluding the installment purchase contracts) to $80 million. Lines of credit are shared with American Electric Power (AEP) System companies and at December 31, 1997 and 1996 were available in the amounts of $86 million and $115 million, respectively. Facility fees of approximately 1/10 of 1% of the short-term lines of credit are required to maintain the lines of credit. At December 31, 1997 and 1996, outstanding short-term debt consisted of notes payable of $11.8 million and $9.6 million, respectively, with year-end weighted average interest rates of 6.4% and 6.8%, respectively.



3. LEASES:

    Future minimum operating lease payments for the lease of Rockport 2 are $74 million per year for 1998 through 2002 and total $1.85 billion for 2003 through the end of the lease term in 2022.

    There were no other material lease commitments at December 31, 1997 and 1996.


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


5. FEDERAL INCOME TAXES:

    The details of federal income taxes as reported are as follows:

                                                            Year Ended December 31,
                                                   1997              1996               1995
                                                                 (in thousands)
Charged (Credited) to Operating Expenses (net):
  Current                                         $(1,478)          $(1,928)          $(3,613)
  Deferred                                          4,762             5,403             6,952
    Total                                           3,284             3,475             3,339
Charged (Credited) to Nonoperating Income (net):
  Current                                              92               117                92
  Deferred                                           -                   (2)               (5)
  Deferred Investment Tax Credits                  (3,444)           (3,489)           (3,522)
    Total                                          (3,352)           (3,374)           (3,435)
Total Federal Income Taxes as Reported            $   (68)          $   101           $   (96)

    The following is a reconciliation of the difference between the amount of federal income taxes computed by multiplying book income before federal income taxes by the statutory tax rate, and the amount of federal income taxes reported.

                                                            Year Ended December 31,
                                                   1997              1996               1995
                                                                 (in thousands)
Net Income                                        $8,786            $9,431             $8,687
Federal Income Taxes                                 (68)              101                (96)
Pre-tax Book Income                               $8,718            $9,532             $8,591

Federal Income Taxes on Pre-tax Book Income at
  Statutory Rate (35%)                           $ 3,051           $ 3,336            $ 3,007
Increase (Decrease) in Federal Income Taxes
  Resulting From the Following Items:
  Depreciation                                     1,090             1,110              1,082
  Allowance for Funds Used During Construction    (1,070)           (1,070)            (1,070)
  Rockport Plant Unit 2 Investment Tax Credits
    included in Taxable Income (net)                 374               374                374
  Investment Tax Credits (net)                    (3,444)           (3,489)            (3,522)
  Other                                              (69)             (160)                33
Total Federal Income Taxes as Reported           $   (68)          $   101            $   (96)

Effective Federal Income Tax Rate                    N.M              1.1%               N.M.

N.M.= Not Meaningful

    The following tables show the elements of the net deferred tax liabilities and the significant temporary differences giving rise to such deferrals:
                                      December 31,
                                  1997            1996
                                     (in thousands)

Deferred Tax Assets             $  91,350      $  94,229
Deferred Tax Liabilities         (122,479)      (118,078)
  Net Deferred Tax Liabilities  $ (31,129)     $ (23,849)

Property Related Temporary
  Differences                    $(86,334)      $(82,550)
Net Deferred Gain on Sale and
  Leaseback - Rockport
  Plant Unit 2                     48,615         50,565
All Other (net)                     6,590          8,136
    Total Net Deferred Tax
       Liabilities               $(31,129)      $(23,849)

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


    The AEP System has settled with the Internal Revenue Service
(IRS) all issues from the audits of the consolidated federal income tax returns for years prior to 1991. Returns for the years 1991 through 1996 are presently open and under audit by the IRS. In the opinion of management, the final settlement of open years will not have a material effect on results of operations or cash flows.


6. COMMON SHAREHOLDER'S EQUITY:

    In 1997 and 1996, the Company returned capital to its parent in the amounts of $5 million and $3.5 million, respectively. There were no other material transactions affecting common stock and paid-in capital in 1997, 1996 and 1995.


7. RELATED PARTY TRANSACTIONS:

    Operating revenues include sales of energy under long-term unit power agreements to two AEP System companies of $156 million, $153 million and $154 million for the years ended December 31, 1997, 1996 and 1995, respectively.

    I&M operates the Rockport Plant and bills the Company for its share of operating costs which are included in the Statements of Income.

    American Electric Power Service Corporation (AEPSC) provides certain managerial and professional services to AEP System companies. The costs of the services are billed by AEPSC on a direct-charge basis to the extent practicable and on reasonable bases of proration for indirect costs. The charges for services are made at cost and include no compensation for the use of equity capital, all of which is furnished to AEPSC by the parent company, AEP Co., Inc. Billings from AEPSC are expensed or capitalized depending on the nature of the services rendered. AEPSC and its billings are subject to the regulation of the SEC under the 1935 Act.


8. SUPPLEMENTARY INFORMATION:

                                    Year Ended December 31,
                                1997          1996         1995
                                         (in thousands)
Cash was paid (received) for:
  Interest (net of
    capitalized amounts)      $ 3,220     $  3,834      $10,234
  Income Taxes                 (1,698)      (1,763)      (3,516)