Form 10-K405, Exhibit 13
period 1998-12-31
AEP GENERATING CO /OH/
filed 1999-03-29
CIK 857571

AEP GENERATING COMPANY
SELECTED FINANCIAL DATA

                                                      Year Ended December 31,
                                      1998        1997        1996        1995        1994
                                                        (in thousands)
INCOME STATEMENTS DATA:

  Operating Revenues                $224,146    $227,868    $225,892    $231,795    $236,041
  Operating Expenses                 215,415     218,828     215,997     218,752     219,625
  Operating Income                     8,731       9,040       9,895      13,043      16,416
  Nonoperating Income                  3,364       3,603       3,695       3,685       3,413
  Income Before Interest Charges      12,095      12,643      13,590      16,728      19,829
  Interest Charges                     3,149       3,857       4,159       8,041       9,719
  Net Income                        $  8,946    $  8,786    $  9,431    $  8,687    $ 10,110



                                                      Year Ended December 31,
                                      1998        1997        1996        1995        1994
                                                        (in thousands)

BALANCE SHEETS DATA:

  Electric Utility Plant            $636,460    $633,450    $632,257    $631,614    $631,528
  Accumulated Depreciation           277,855     257,191     238,532     218,055     199,264
  Net Electric Utility Plant        $358,605    $376,259    $393,725    $413,559    $432,264

  Total Assets                      $403,892    $419,058    $442,911    $464,879    $479,219


  Common Stock and Paid-in Capital  $ 36,235    $ 40,235    $ 45,235    $ 48,735    $ 48,735
  Retained Earnings                    2,770       2,528       1,886       1,955       4,268
  Total Common Shareholder's Equity $ 39,005    $ 42,763    $ 47,121    $ 50,690    $ 53,003

  Long-term Debt (a)                $ 44,792    $ 69,570    $ 89,554    $ 89,538    $108,340

  Total Capitalization
    and Liabilities                 $403,892    $419,058    $442,911    $464,879    $479,219

(a) Including portion due within one year.

AEP GENERATING COMPANY
MANAGEMENT'S NARRATIVE ANALYSIS
OF RESULTS OF OPERATIONS


    AEP Generating Company (the Company) is a wholly-owned subsidiary of American Electric Power Company, Inc. (AEP Co., Inc.), a public utility holding company. The Company is engaged in the generation and wholesale sale, under long-term agreements, of electric power to two affiliates and an unaffiliated utility and does business as American Electric Power (AEP).

    Operating revenues are derived from the sale of Rockport Plant energy and capacity to two affiliated companies, Indiana Michigan Power Company and Kentucky Power Company, and one unaffiliated utility, Virginia Electric and Power Company, pursuant to Federal Energy Regulatory Commission (FERC) approved long-term unit power agreements. Under the terms of the agreement, Indiana Michigan Power Company will buy all of the Company's Rockport capacity when the agreements with Virginia Electric and Power Company and Kentucky Power Company expire in 1999 and 2004, respectively. The unit power agreements provide for recovery of costs including a FERC approved rate of return on common equity and a return on other capital net of temporary cash investments.

    Net income increased $0.2 million or 2% as a result of recordation of favorable federal income tax accrual adjustments in December 1998 that will be reflected as a reduction to the unit power bills in 1999.

    Income statement items which changed were:

                                      Decrease
(dollars in millions)            From Previous Year
                                  Amount        %
Operating Revenues. . . . . . .   $(3.7)      (1.6)
Fuel Expense. . . . . . . . . .    (1.4)      (1.4)
Other Operation Expense . . . .    (1.5)     (13.1)
Maintenance Expense . . . . . .    (0.5)      (4.1)
Interest Charges. . . . . . . .    (0.7)     (18.4)

    The decrease in operating revenues reflects a decrease in recoverable operating expenses and a lower return on capital reflecting a return of equity to the parent company and a decrease in the return on other capital due to lower financing costs.

    Fuel expense decreased due to a decrease in the average cost of coal consumed reflecting lower coal prices.



    The decline in other operation expense is primarily due to a decline in administrative and general expenses reflecting a reduction in allocated wages and employee benefit costs and a reduction in the FERC assessment.

    Maintenance expense decreased in 1998 due to lower expenditures during shorter duration maintenance outages in 1998 compared with 1997.

    The decline in interest charges was due to a reduction in outstanding long-term debt balances reflecting the redemption of $20 million in June 1997 and $25 million in March 1998 of pollution control revenue bonds.

Market Risk

    The Company is exposed to risk from changes in interest rates primarily due to short-term and long-term borrowings used to finance its business operations. Since the Company's costs of operations, including its financing costs, are recovered through the unit power agreements, the risk from changes in interest rates is therefore nullified.

INDEPENDENT AUDITORS' REPORT





To the Shareholder and Board of
Directors of AEP Generating Company:

We have audited the accompanying balance sheets of AEP Generating Company as of December 31, 1998 and 1997, and the related statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of AEP Generating Company as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP


DELOITTE & TOUCHE LLP
Columbus, Ohio
February 23, 1999

AEP GENERATING COMPANY
STATEMENTS OF INCOME


                                                                  Year Ended December 31,
                                                              1998         1997         1996
                                                                       (in thousands)
OPERATING REVENUES                                          $224,146     $227,868     $225,892

OPERATING EXPENSES:
  Fuel                                                        96,791       98,191       93,475
  Rent - Rockport Plant Unit 2                                68,283       68,283       68,289
  Other Operation                                             10,001       11,506       12,203
  Maintenance                                                 11,894       12,408       13,338
  Depreciation                                                21,652       21,614       21,648
  Taxes Other Than Federal Income Taxes                        3,495        3,542        3,569
  Federal Income Taxes                                         3,299        3,284        3,475

            TOTAL OPERATING EXPENSES                         215,415      218,828      215,997

OPERATING INCOME                                               8,731        9,040        9,895

NONOPERATING INCOME                                            3,364        3,603        3,695

INCOME BEFORE INTEREST CHARGES                                12,095       12,643       13,590

INTEREST CHARGES                                               3,149        3,857        4,159

NET INCOME                                                  $  8,946     $  8,786     $  9,431



STATEMENTS OF RETAINED EARNINGS



                                                                  Year Ended December 31,
                                                              1998         1997         1996
                                                                       (in thousands)

RETAINED EARNINGS JANUARY 1                                 $2,528        $1,886        $1,955

NET INCOME                                                   8,946         8,786         9,431

CASH DIVIDENDS DECLARED                                      8,704         8,144         9,500

RETAINED EARNINGS DECEMBER 31                               $2,770        $2,528        $1,886

See Notes to Financial Statements.

AEP GENERATING COMPANY
STATEMENTS OF CASH FLOWS


                                                                  Year Ended December 31,
                                                              1998         1997         1996
                                                                       (in thousands)
OPERATING ACTIVITIES:
  Net Income                                                $  8,946     $  8,786    $   9,431
  Adjustments for Noncash Items:
     Depreciation                                             21,652       21,614       21,648
     Deferred Federal Income Taxes                             5,544        4,762        5,401
     Deferred Investment Tax Credits                          (3,454)      (3,444)      (3,489)
     Amortization of Deferred Gain on Sale and
       Leaseback - Rockport Plant Unit 2                      (5,571)      (5,571)      (5,571)
  Changes in Certain Current Assets and Liabilities:
     Accounts Receivable                                      (2,184)      (1,831)         149
     Fuel, Materials and Supplies                               (855)       7,705        1,770
     Accounts Payable                                          2,892        2,194       (1,584)
     Taxes Accrued                                              (193)         517          (94)
     Interest Accrued                                           (281)         190          (99)
  Other (net)                                                  2,823           62         (125)
         Net Cash Flows From Operating Activities             29,319       34,984       27,437

INVESTING ACTIVITIES:
  Construction Expenditures                                   (6,574)      (3,907)      (2,170)
  Proceeds From Sales of Property                              2,254         -            -
         Net Cash Flows Used For Investing Activities         (4,320)      (3,907)      (2,170)

FINANCING ACTIVITIES:
  Return of Capital to Parent Company                         (4,000)      (5,000)      (3,500)
  Retirement of Long-term Debt                               (25,000)     (20,010)        -
  Change in Short-term Debt (net)                             12,700        2,175      (12,150)
  Dividends Paid                                              (8,704)      (8,144)      (9,500)
         Net Cash Flows Used For Financing Activities        (25,004)     (30,979)     (25,150)

Net Increase (Decrease) in Cash and Cash Equivalents              (5)          98          117
Cash and Cash Equivalents January 1                              237          139           22
Cash and Cash Equivalents December 31                       $    232     $    237    $     139

See Notes to Financial Statements.

AEP GENERATING COMPANY
BALANCE SHEETS


                                                                            December 31,
                                                                         1998          1997
                                                                           (in thousands)
ASSETS

ELECTRIC UTILITY PLANT:
  Production                                                           $629,119      $627,803
  General                                                                 3,150         3,137
  Construction Work in Progress                                           4,191         2,510
          Total Electric Utility Plant                                  636,460       633,450

  Accumulated Depreciation                                              277,855       257,191


          NET ELECTRIC UTILITY PLANT                                    358,605       376,259





CURRENT ASSETS:
  Cash and Cash Equivalents                                                 232           237
  Accounts Receivable - Affiliated Companies                             22,894        20,710
  Fuel - at average cost                                                 11,308        10,107
  Materials and Supplies - at average cost                                3,900         4,246
  Prepayments                                                               267           368

          TOTAL CURRENT ASSETS                                           38,601        35,668



REGULATORY ASSETS                                                         5,984         5,639


DEFERRED CHARGES                                                            702         1,492



                    TOTAL                                              $403,892      $419,058

See Notes to Financial Statements.

AEP GENERATING COMPANY


                                                                            December 31,
                                                                         1998          1997
                                                                           (in thousands)
CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
  Common Stock - Par Value $1,000:
    Authorized and Outstanding - 1,000 Shares                          $  1,000      $  1,000
  Paid-in Capital                                                        35,235        39,235
  Retained Earnings                                                       2,770         2,528
          Total Common Shareholder's Equity                              39,005        42,763
  Long-term Debt                                                         44,792        69,570
          TOTAL CAPITALIZATION                                           83,797       112,333


OTHER NONCURRENT LIABILITIES                                                896         1,259

CURRENT LIABILITIES:
  Short-term Debt - Notes Payable                                        24,450        11,750
  Accounts Payable:
    General                                                               6,419         6,232
    Affiliated Companies                                                  6,177         3,472
  Taxes Accrued                                                           3,227         3,420
  Interest Accrued                                                          180           461
  Rent Accrued - Rockport Plant Unit 2                                    4,963         4,963
  Other                                                                   5,843         3,747
          TOTAL CURRENT LIABILITIES                                      51,259        34,045

DEFERRED GAIN ON SALE AND LEASEBACK - ROCKPORT PLANT UNIT 2             133,330       138,901

REGULATORY LIABILITIES:
  Deferred Investment Tax Credits                                        66,562        70,016
  Amounts Due to Customers for Income Taxes                              28,644        31,375
          TOTAL REGULATORY LIABILITIES                                   95,206       101,391

DEFERRED INCOME TAXES                                                    39,404        31,129


                    TOTAL                                              $403,892      $419,058

See Notes to Financial Statements.
/TABLE

NOTES TO FINANCIAL STATEMENTS


1. SIGNIFICANT ACCOUNTING POLICIES:

Organization

    AEP Generating Company (the Company or AEGCo) is a wholly-owned subsidiary of American Electric Power Company, Inc. (AEP Co., Inc.), a public utility holding company. The Company is engaged in the generation and wholesale sale, under long-term agreements, of electric power to two affiliates and an unaffiliated utility and does business as American Electric Power (AEP).

Rate Regulation

    As a subsidiary of AEP Co., Inc., AEGCo is subject to regulation by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935 (1935 Act). The
Company's rates are regulated by the Federal Energy Regulatory Com-mission (FERC).

Basis of Accounting

    As a cost-based rate-regulated entity, AEGCo's financial statements reflect the actions of the FERC which may result in the recognition of revenues and expenses in different time periods than enterprises that are not cost-based rate-regulated. In accordance with Statement of Financial Accounting Standards (SFAS) 71, "Accounting for the Effects of Certain Types of Regulation," regulatory assets (deferred expenses) and regulatory liabilities (deferred income) are recorded to reflect the economic effects of regulation and to match expenses with regulated revenues.

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

Allowance for Funds Used During Construction (AFUDC)

    AFUDC is a noncash nonoperating income item that is capitalized and recovered through depreciation over the service life of utility plant. It represents the estimated cost of borrowed and equity funds used to finance construction projects. The amounts of AFUDC were not significant for 1998, 1997 and 1996.

Depreciation

    Depreciation is provided on a straight-line basis over the estimated useful lives of utility plant and is calculated largely through the use of composite rates by functional class. The rate for production plant was 3.5% and for general plant was 2.8% for 1998, 1997 and 1996. Amounts for removal of plant are recovered through depreciation charges included in unit power billings.

Rockport Plant

    Rockport Plant, the Company's only major tangible asset, consists of two 1,300 megawatt (mw) coal-fired units. AEGCo and Indiana Michigan Power Company (I&M), an affiliate, each own 50% of one unit (Rockport 1) and each lease a 50% interest in the other unit (Rockport 2) from unaffiliated lessors under an operating lease. The gain on the sale and leaseback of Rockport 2 was deferred and is being amortized, with related taxes to reduce the regulated selling price of Rockport energy, over the initial lease term which expires in 2022. Rockport 1 went into service in 1984 and Rockport 2 went into service in 1989.

Unit Power Agreements

    Revenues are derived from the sale of Rockport Plant capacity and energy to other utilities. Under FERC approved unit power agreements, AEGCo's share of Rockport Plant capacity is sold to two affiliates, I&M and Kentucky Power Company (KPCo), and an unaffili-ated utility, Virginia Electric and Power Company (VEPCo). The agreements provide for the sale of 390 mw of Rockport Plant capacity (15% of each unit) to KPCo through 2004, the sale of 455 mw of Rockport 1 capacity to VEPCo through 1999 and the sale of the remaining capacity (455 mw of Rockport 2) to I&M. Under the terms of the I&M unit power agreement, I&M will purchase AEGCo's entire share of the Rockport Plant when the unit power agreements with KPCo and VEPCo expire. Approximately 31% in 1998, 32% in 1997 and 32% in 1996 of operating revenues were derived from sales to VEPCo.

Recovery of Costs

    Pursuant to the FERC approved unit power agreements, full cost of service recovery is allowed. Recovery includes costs of operation, a return on common equity and a return on other capital net of temporary cash investments. Included as a credit in the cost of operation is amortization of the deferred gain on the sale to a lessor of Rockport 2 and deferred investment tax credits on Rockport 2 reducing unit power selling prices.

Cash and Cash Equivalents

    Cash and cash equivalents include temporary cash investments with original maturities of three months or less.

Income Taxes

    The Company follows the liability method of accounting for income taxes as prescribed by SFAS 109, "Accounting for Income Taxes." Under the liability method, deferred income taxes are provided for all temporary differences between the book cost and tax basis of assets and liabilities which will result in a future tax consequence. Where deferred taxes are recorded on temporary differences and not reflected in rates currently, deferred income taxes are provided with related regulatory assets and liabilities in accordance with SFAS 71.

Investment Tax Credits

    Based on directives of regulatory commission, the Company reflects investment tax credits in rates on a deferral basis. Deferred investment tax credits, which represent a regulatory liability, are being amortized over the life of the related plant investment commensurate with recovery in rates. The Company's policy with regard to investment tax credits for nonutility property is to practice the flow-through method of accounting.

Debt

    Losses on reacquisition of debt are deferred and amortized over the term of the reacquired debt in accordance with rate-making treatment. If debt is refinanced, reacquisition costs are deferred and amortized over the term of the replacement debt commensurate with their recovery in billings.

    Debt discount and debt issuance expenses are deferred and amortized over the term of the related debt, with the amortization included in interest charges.
Comprehensive Income

    There were no material differences between net income and comprehensive income.


2. RELATED PARTY TRANSACTIONS:

    Operating revenues include sales of energy under long-term unit power agreements to two AEP System companies of $154 million, $156 million and $153 million for the years ended December 31, 1998, 1997 and 1996, respectively.

    I&M operates the Rockport Plant and bills the Company for its share of operating costs which are included in the Statements of Income.

    American Electric Power Service Corporation (AEPSC) provides certain managerial and professional services to AEP System companies. The costs of the services are billed by AEPSC to its affiliated clients on a direct-charge basis whenever possible and on reasonable bases of proration for shared services. The billings for services are made at cost and include no compensation for the use of equity capital, which is furnished to AEPSC by the parent company, AEP Co., Inc. Billings from AEPSC are expensed or capitalized depending on the nature of the services rendered.
AEPSC and its billings are subject to the regulation of the SEC under the 1935 Act.


3. SEGMENT INFORMATION:

    Effective December 31, 1998 the Company adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information". The Company has one reportable segment, a regulated electricity generation and a wholesale electricity sales business. The Company has a 50% interest in the 2,600 megawatt Rockport Plant and sells its share of the power Rockport generates. For the years ended December 31, 1998, 1997 and 1996, all of the Company's revenues are derived from the sale of electricity in the United States.


4. FEDERAL INCOME TAXES:
    The details of federal income taxes as reported are as follows:

                                                            Year Ended December 31,
                                                   1998              1997               1996
                                                                 (in thousands)
Charged (Credited) to Operating Expenses (net):
  Current                                         $(2,245)          $(1,478)          $(1,928)
  Deferred                                          5,544             4,762             5,403
    Total                                           3,299             3,284             3,475
Charged (Credited) to Nonoperating Income (net):
  Current                                             (45)               92               117
  Deferred                                           -                 -                   (2)
  Deferred Investment Tax Credits                  (3,454)           (3,444)           (3,489)
    Total                                          (3,499)           (3,352)           (3,374)
Total Federal Income Taxes as Reported            $  (200)          $   (68)          $   101

    The following is a reconciliation of the difference between the amount of federal income taxes computed by multiplying book income before federal income taxes by the statutory tax rate, and the amount of federal income taxes reported.

                                                            Year Ended December 31,
                                                   1998              1997               1996
                                                                 (in thousands)
Net Income                                        $8,946            $8,786             $9,431
Federal Income Taxes                                (200)              (68)               101
Pre-tax Book Income                               $8,746            $8,718             $9,532

Federal Income Taxes on Pre-tax Book Income at
  Statutory Rate (35%)                            $3,061           $ 3,051            $ 3,336
Increase (Decrease) in Federal Income Taxes
  Resulting From the Following Items:
  Depreciation                                     1,105             1,090              1,110
  Allowance for Funds Used During Construction    (1,070)           (1,070)            (1,070)
  Rockport Plant Unit 2 Investment Tax Credits
    included in Taxable Income (net)                 374               374                374
  Investment Tax Credits (net)                    (3,454)           (3,444)            (3,489)
  Other                                             (216)              (69)              (160)
Total Federal Income Taxes as Reported            $ (200)          $   (68)           $   101

Effective Federal Income Tax Rate                   N.M.              N.M.               1.1%

N.M.= Not Meaningful

    The following tables show the elements of the net deferred tax liabilities and the significant temporary differences giving rise to such deferrals:
                                      December 31,
                                  1998            1997
                                     (in thousands)

Deferred Tax Assets             $  88,400      $  91,350
Deferred Tax Liabilities         (127,804)      (122,479)
  Net Deferred Tax Liabilities  $ (39,404)     $ (31,129)

Property Related Temporary
  Differences                    $(90,576)      $(86,334)
Net Deferred Gain on Sale and
  Leaseback - Rockport
  Plant Unit 2                     46,666         48,615
All Other (net)                     4,506          6,590
  Net Deferred Tax Liabilities   $(39,404)      $(31,129)

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

    The AEP System has settled with the Internal Revenue Service
(IRS) all issues from the audits of the consolidated federal income tax returns for years prior to 1991. Returns for the years 1991 through 1996 are presently open and under audit by the IRS. In the opinion of management, the final settlement of open years will not have a material effect on the Company's results of operations or cash flows.


5.  FINANCIAL INSTRUMENTS, CREDIT AND RISK MANAGEMENT:

    The Company is exposed to risk from changes in interest rates primarily due to short-term and long-term borrowings used to fund its business operations. The debt portfolio has adjustable interest rates with terms from one day to two years at December 31, 1998. A near term change in interest rates should not materially affect results of operations or financial position since the Company would not expect to liquidate its entire debt portfolio in a one year holding period. Also since the Company's costs of operations, including its financing costs, are recovered through the unit power agreements, the risk of interest rate changes on debt used to finance the Company's operations is nullified.

Market Valuation

    The book value of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximate fair value because of the short-term maturity of these instruments.

    The fair values of long-term debt approximate book value and are based on quoted market prices for the same or similar issues and the current interest rates offered for instruments of the same maturities.


6. SUPPLEMENTARY INFORMATION:

                                    Year Ended December 31,
                                1998          1997         1996
                                         (in thousands)
Cash was paid (received) for:
  Interest (net of
    capitalized amounts)      $ 3,060     $  3,220      $ 3,834
  Income Taxes                 (2,131)      (1,698)      (1,763)


7. LEASES:

    Future minimum operating lease payments for the lease of Rockport 2 are $74 million per year for 1999 through 2003 and total $1.4 billion for 2004 through the end of the lease term in 2022.

    There were no other material lease commitments at December 31, 1998 and 1997.

8. LONG-TERM DEBT AND LINES OF CREDIT:

    Installment purchase contracts were entered into in connection with the issuance of pollution control revenue bonds by the City of Rockport, Indiana as follows:

                                 December 31,
                              1998           1997
                                (in thousands)

Series 1995 A due 2025 (a)  $22,500        $35,000
Series 1995 B due 2025 (a)   22,500         35,000
Unamortized Discount           (208)          (430)

Total                       $44,792        $69,570

(a) These series have an adjustable interest rate that can be a daily, weekly, commercial paper or term rate as designated by the Company. Initially the Company selected a daily rate which ranged from 1.6% to 5.2% during 1998 and 2.0% to 5.5% during 1997 and averaged 3.3% in 1998 and 3.6% in 1997.

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

    Short-term debt borrowings are limited by provisions of the 1935 Act to $80 million. The standby bond purchase agreement further limits total debt borrowings (long and short term excluding the installment purchase contracts) to $80 million. Lines of credit are shared with AEP System companies and at December 31, 1998 and 1997 were available in the amounts of $307 million and $86 million, respectively. Facility fees of approximately 1/10 of 1% of the short-term lines of credit are required to maintain the lines of credit. At December 31, 1998 and 1997, outstanding short-term debt consisted of notes payable of $24.5 million and $11.8 million, respectively, with year-end weighted average interest rates of 6.5% and 6.4%, respectively.

9. COMMON SHAREHOLDER'S EQUITY:

    In 1998 and 1997, the Company returned capital to its parent in the amounts of $4.0 million and $5.0 million, respectively.
There were no other material transactions affecting common stock and paid-in capital in 1998, 1997 and 1996.