Form 10-K405, Exhibit 13
period 1999-12-31
AEP GENERATING CO /OH/
filed 2000-03-24
CIK 857571

AEP GENERATING COMPANY
SELECTED FINANCIAL DATA

                                                      Year Ended December 31,
                                      1999        1998        1997        1996        1995
                                                        (in thousands)
INCOME STATEMENTS DATA:

  Operating Revenues                $217,189    $224,146    $227,868    $225,892    $231,795
  Operating Expenses                 211,849     215,415     218,828     215,997     218,752
  Operating Income                     5,340       8,731       9,040       9,895      13,043
  Nonoperating Income                  3,659       3,364       3,603       3,695       3,685
  Income Before Interest Charges       8,999      12,095      12,643      13,590      16,728
  Interest Charges                     2,804       3,149       3,857       4,159       8,041
  Net Income                        $  6,195    $  8,946    $  8,786    $  9,431    $  8,687



                                                           December 31,
                                      1999        1998        1997        1996        1995
                                                        (in thousands)

BALANCE SHEETS DATA:

  Electric Utility Plant            $640,093    $636,460    $633,450    $632,257    $631,614
  Accumulated Depreciation           295,065     277,855     257,191     238,532     218,055
  Net Electric Utility Plant        $345,028    $358,605    $376,259    $393,725    $413,559

  Total Assets                      $398,640    $403,892    $419,058    $442,911    $464,879


  Common Stock and Paid-in Capital  $ 30,235    $ 36,235    $ 40,235    $ 45,235    $ 48,735
  Retained Earnings                    3,673       2,770       2,528       1,886       1,955
  Total Common Shareholder's Equity $ 33,908    $ 39,005    $ 42,763    $ 47,121    $ 50,690

  Long-term Debt (a)                $ 44,800    $ 44,792    $ 69,570    $ 89,554    $ 89,538

  Total Capitalization
    and Liabilities                 $398,640    $403,892    $419,058    $442,911    $464,879

(a) Including portion due within one year.

AEP GENERATING COMPANY
MANAGEMENT'S NARRATIVE ANALYSIS
OF RESULTS OF OPERATIONS


    AEP Generating Company is a wholly-owned subsidiary of American Electric Power Company, Inc. (AEP Co., Inc.), a public utility holding company, and does business as American Electric Power
(AEP). The Company is engaged in the generation and wholesale sale of electric power to two affiliates and an unaffiliated utility. All sales are made under long-term agreements, and the agreement with the unaffiliated utility expired on December 31, 1999.

    Operating revenues have been derived from the sale of Rockport Plant energy and capacity to two affiliated companies, Indiana Michigan Power Company (I&M) and Kentucky Power Company (KPCo), and one unaffiliated utility, Virginia Electric and Power Company, pursuant to Federal Energy Regulatory Commission (FERC) approved long-term unit power agreements. Under the terms of the I&M unit power agreement, I&M is required to buy the Company's Rockport capacity previously taken by Virginia Electric and Power Company; and when the agreement with KPCo expires in 2004, I&M is required to buy the capacity taken by KPCo. The unit power agreements provide for recovery of costs including a FERC approved rate of return on common equity and a return on other capital net of temporary cash investments.

    Net income decreased $2.8 million or 31% as a result of the return of capital to AEP Co., Inc. in 1998 and February and May 1999 and the recordation of income tax accrual adjustments. Comparative net income was reduced by the income tax accrual adjustments since an unfavorable income tax accrual adjustment was recorded in 1999 and a favorable accrual adjustment was recorded in 1998. Income tax accrual adjustments are not included in billings under the terms of the unit power agreements.

    Income statement items which changed significantly were:

                                      Increase
                                     (Decrease)
(dollars in millions)            From Previous Year
                                  Amount        %
Operating Revenues. . . . . . .   $(7.0)      (3.1)
Fuel Expense. . . . . . . . . .    (2.3)      (2.4)
Maintenance Expense . . . . . .    (1.4)     (11.8)
Taxes Other Than Federal
 Income Taxes . . . . . . . . .     1.1       31.2
Federal Income Taxes. . . . . .    (1.6)     (48.1)

    The decrease in operating revenues reflects a decrease under the unit power agreements in recoverable operating expenses and a lower return on capital reflecting the return of equity to the parent company and a decrease in the return on other capital due to lower financing costs.

    Fuel expense decreased due to a decline in generation reflecting lower availability of the Company's generating units in 1999 due to planned maintenance outages.

    Maintenance expense decreased in 1999 due to cost containment efforts which included staff reductions at the power plant and within the engineering and maintenance group of American Electric Power Service Corporation which bills the Company for plant operations support services.

    The increase in taxes other than federal income taxes is due to an increase in state income taxes which resulted from an increase in taxable income due to the completion of state tax depreciation for Rockport Plant Unit 1.

    Despite an unfavorable accrual adjustment in 1999 and a favorable adjustment in 1998, federal income taxes attributable to operations decreased due to a decline in pre-tax operating income.

Market Risk

    The Company is not exposed to risk from changes in interest rates on short-term and long-term borrowings used to finance operations since financing cost are recovered through the unit power agreements.

INDEPENDENT AUDITORS' REPORT





To the Shareholder and Board of
Directors of AEP Generating Company:

We have audited the accompanying balance sheets of AEP Generating Company as of December 31, 1999 and 1998, and the related statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of AEP Generating Company as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP


DELOITTE & TOUCHE LLP
Columbus, Ohio
February 22, 2000
(March 3, 2000 as to Note 3)

AEP GENERATING COMPANY
STATEMENTS OF INCOME


                                                                  Year Ended December 31,
                                                              1999         1998         1997
                                                                       (in thousands)
OPERATING REVENUES                                          $217,189     $224,146     $227,868

OPERATING EXPENSES:
  Fuel                                                        94,481       96,791       98,191
  Rent - Rockport Plant Unit 2                                68,283       68,283       68,283
  Other Operation                                             10,451       10,001       11,506
  Maintenance                                                 10,492       11,894       12,408
  Depreciation                                                21,845       21,652       21,614
  Taxes Other Than Federal Income Taxes                        4,585        3,495        3,542
  Federal Income Taxes                                         1,712        3,299        3,284

            TOTAL OPERATING EXPENSES                         211,849      215,415      218,828

OPERATING INCOME                                               5,340        8,731        9,040

NONOPERATING INCOME                                            3,659        3,364        3,603

INCOME BEFORE INTEREST CHARGES                                 8,999       12,095       12,643

INTEREST CHARGES                                               2,804        3,149        3,857

NET INCOME                                                  $  6,195     $  8,946     $  8,786



STATEMENTS OF RETAINED EARNINGS



                                                                  Year Ended December 31,
                                                              1999         1998         1997
                                                                       (in thousands)

RETAINED EARNINGS JANUARY 1                                 $2,770        $2,528        $1,886

NET INCOME                                                   6,195         8,946         8,786

CASH DIVIDENDS DECLARED                                      5,292         8,704         8,144

RETAINED EARNINGS DECEMBER 31                               $3,673        $2,770        $2,528

See Notes to Financial Statements.

AEP GENERATING COMPANY
STATEMENTS OF CASH FLOWS


                                                                  Year Ended December 31,
                                                              1999         1998         1997
                                                                       (in thousands)
OPERATING ACTIVITIES:
  Net Income                                                $  6,195     $  8,946    $   8,786
  Adjustments for Noncash Items:
     Depreciation                                             21,845       21,652       21,614
     Deferred Federal Income Taxes                            (5,282)       5,544        4,762
     Deferred Investment Tax Credits                          (3,448)      (3,454)      (3,444)
     Amortization of Deferred Gain on Sale and
       Leaseback - Rockport Plant Unit 2                      (5,571)      (5,571)      (5,571)
  Changes in Certain Current Assets and Liabilities:
     Accounts Receivable                                      (2,213)      (2,184)      (1,831)
     Fuel, Materials and Supplies                             (6,263)        (855)       7,705
     Accounts Payable                                         14,394        2,892        2,194
     Taxes Accrued                                             1,058         (193)         517
  Other (net)                                                 (1,570)       2,542          252
         Net Cash Flows From Operating Activities             19,145       29,319       34,984

INVESTING ACTIVITIES:
  Construction Expenditures                                   (8,349)      (6,574)      (3,907)
  Proceeds From Sales of Property                                331        2,254         -
         Net Cash Flows Used For Investing Activities         (8,018)      (4,320)      (3,907)

FINANCING ACTIVITIES:
  Return of Capital to Parent Company                         (6,000)      (4,000)      (5,000)
  Retirement of Long-term Debt                                  -         (25,000)     (20,010)
  Change in Short-term Debt (net)                                250       12,700        2,175
  Dividends Paid                                              (5,292)      (8,704)      (8,144)
         Net Cash Flows Used For Financing Activities        (11,042)     (25,004)     (30,979)

Net Increase (Decrease) in Cash and Cash Equivalents              85           (5)          98
Cash and Cash Equivalents January 1                              232          237          139
Cash and Cash Equivalents December 31                       $    317     $    232    $     237

See Notes to Financial Statements.

AEP GENERATING COMPANY
BALANCE SHEETS


                                                                            December 31,
                                                                         1999          1998
                                                                           (in thousands)
ASSETS

ELECTRIC UTILITY PLANT:
  Production                                                           $629,286      $630,260
  General                                                                 2,400         2,009
  Construction Work in Progress                                           8,407         4,191
          Total Electric Utility Plant                                  640,093       636,460

  Accumulated Depreciation                                              295,065       277,855


          NET ELECTRIC UTILITY PLANT                                    345,028       358,605





CURRENT ASSETS:
  Cash and Cash Equivalents                                                 317           232
  Accounts Receivable:
   Affiliated Companies                                                  22,464        20,004
   Miscellaneous                                                          2,643         2,890
  Fuel - at average cost                                                 17,505        11,308
  Materials and Supplies - at average cost                                3,966         3,900
  Prepayments                                                               150           267

          TOTAL CURRENT ASSETS                                           47,045        38,601



REGULATORY ASSETS                                                         5,744         5,984


DEFERRED CHARGES                                                            823           702



                    TOTAL                                              $398,640      $403,892

See Notes to Financial Statements.

AEP GENERATING COMPANY


                                                                            December 31,
                                                                         1999          1998
                                                                           (in thousands)
CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
  Common Stock - Par Value $1,000:
    Authorized and Outstanding - 1,000 Shares                          $  1,000      $  1,000
  Paid-in Capital                                                        29,235        35,235
  Retained Earnings                                                       3,673         2,770
          Total Common Shareholder's Equity                              33,908        39,005
  Long-term Debt                                                           -           44,792
          TOTAL CAPITALIZATION                                           33,908        83,797


OTHER NONCURRENT LIABILITIES                                                592           896

CURRENT LIABILITIES:
  Long-term Debt Due Within One Year                                     44,800          -
  Short-term Debt - Notes Payable                                        24,700        24,450
  Accounts Payable:
    General                                                               7,539         6,419
    Affiliated Companies                                                 19,451         6,177
  Taxes Accrued                                                           4,285         3,227
  Rent Accrued - Rockport Plant Unit 2                                    4,963         4,963
  Other                                                                   4,763         6,023
          TOTAL CURRENT LIABILITIES                                     110,501        51,259

DEFERRED GAIN ON SALE AND LEASEBACK - ROCKPORT PLANT UNIT 2             127,759       133,330

REGULATORY LIABILITIES:
  Deferred Investment Tax Credits                                        63,114        66,562
  Amounts Due to Customers for Income Taxes                              26,266        28,644
          TOTAL REGULATORY LIABILITIES                                   89,380        95,206

DEFERRED INCOME TAXES                                                    36,500        39,404

CONTINGENCIES (Note 3)


                    TOTAL                                              $398,640      $403,892

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS


1. SIGNIFICANT ACCOUNTING POLICIES:

Organization

    AEP Generating Company (the Company or AEGCo) is a wholly-owned subsidiary of American Electric Power Company, Inc. (AEP Co., Inc.), a public utility holding company. The Company is engaged in the generation and wholesale sale, under long-term agreements, of electric power to two affiliates and does business as American Electric Power (AEP). Prior to January 1, 2000, the Company also sold power to an unaffiliated utility under a long-term unit power agreement.

Rate Regulation

    As a subsidiary of AEP Co., Inc., AEGCo is subject to regulation by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935 (1935 Act). The
Company's rates are regulated by the Federal Energy Regulatory Com-mission (FERC).

Basis of Accounting

    As a cost-based rate-regulated entity, AEGCo's financial statements reflect the actions of the FERC which may result in the recognition of revenues and expenses in different time periods than enterprises that are not cost-based rate-regulated. In accordance with Statement of Financial Accounting Standards (SFAS) 71, "Accounting for the Effects of Certain Types of Regulation," regulatory assets (deferred expenses) and regulatory liabilities (deferred income) are recorded to reflect the economic effects of regulation by matching expenses with their recovery through regulated revenues.

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

Allowance for Funds Used During Construction (AFUDC)

    AFUDC is a noncash nonoperating income item that is capitalized and recovered through depreciation over the service life of utility plant. It represents the estimated cost of borrowed and equity funds used to finance construction projects. The amounts of AFUDC were not significant for 1999, 1998 and 1997.

Depreciation

    Depreciation is provided on a straight-line basis over the estimated useful lives of utility plant and is calculated largely through the use of composite rates by functional class. The rate for production plant was 3.5% and for general plant was 2.8% for 1999, 1998 and 1997. Amounts for removal of plant are recovered through depreciation charges included in unit power billings.

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

Unit Power Agreements

    Revenues are derived from the sale of Rockport Plant capacity and energy to other utilities. Under FERC approved unit power agreements, AEGCo's share of Rockport Plant capacity was sold to two affiliates, I&M and Kentucky Power Company (KPCo), and an unaffiliated utility, Virginia Electric and Power Company (VEPCo). The agreements provide for the sale of 390 mw of Rockport Plant capacity (15% of each unit) to KPCo through 2004, the sale of 455 mw of Rockport 1 capacity to VEPCo through 1999 and the sale of the remaining capacity (455 mw of Rockport 2) to I&M. Under the terms of the I&M unit power agreement, I&M is required to purchase AEGCo's entire share of the Rockport Plant when the unit power agreements with KPCo and VEPCo expire. With the expiration of the VEPCo agreement on December 31, 1999, I&M increased its purchases of energy from the Company to 910 mw of Rockport Plant capacity. Approximately 30% in 1999, 31% in 1998 and 32% in 1997 of operating revenues were derived from sales to VEPCo.

Recovery of Costs

    Pursuant to the FERC approved unit power agreements, cost of service is recovered. Recovery includes costs of operation, a return on common equity and a return on other capital net of tempo-rary cash investments. Included as a credit in the cost of operation is amortization of the deferred gain on the sale to a lessor of Rockport 2, reducing unit power selling prices.

Cash and Cash Equivalents

    Cash and cash equivalents include temporary cash investments with original maturities of three months or less.

Income Taxes

    The Company follows the liability method of accounting for income taxes as prescribed by SFAS 109, "Accounting for Income Taxes." Under the liability method, deferred income taxes are provided for all temporary differences between the book cost and tax basis of assets and liabilities which will result in a future tax consequence. Where deferred taxes are recorded on temporary differences and not reflected in rates currently, deferred income taxes are provided and related regulatory assets and liabilities are established in accordance with SFAS 71.

Investment Tax Credits

    Based on directives of its regulatory commission, the Company reflects investment tax credits in rates on a deferral basis. Deferred investment tax credits are being amortized over the life of the related plant investment commensurate with recovery in rates. The Company's policy with regard to investment tax credits for nonutility property is to practice the flow-through method of accounting.

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

Reclassification

    Certain prior year amounts have been reclassified to conform to current year presentation. Such reclassifications had no impact on previously reported net income.


2. RELATED PARTY TRANSACTIONS:

    Operating revenues include sales of energy under long-term unit power agreements to I&M and KPCo of $153 million, $154 million and $156 million for the years ended December 31, 1999, 1998 and 1997, respectively.

    I&M operates the Rockport Plant and bills the Company for its share of operating costs which are included in the Statements of Income.

    American Electric Power Service Corporation (AEPSC) provides certain managerial and professional services to AEP System companies. The costs of the services are billed by AEPSC to its affiliated companies on a direct-charge basis whenever possible and on reasonable bases of proration for shared services. The billings for services are made at cost and include no compensation for the use of equity capital, which is furnished to AEPSC by the parent company, AEP Co., Inc. Billings from AEPSC are expensed or capitalized depending on the nature of the services rendered.
AEPSC and its billings are subject to the regulation of the SEC under the 1935 Act.

3.  SUBSEQUENT EVENT - NOx REDUCTIONS (March 3, 2000):

    On March 3, 2000, the United States (U.S.) Court of Appeals for the District of Columbia Circuit (Appeals Court) issued a decision generally upholding the U.S. Environmental Protection Agency's (Federal EPA) final rule (the NOx rule) that requires substantial reductions in nitrogen oxide (NOx) emissions in 22 eastern states, including the states in which the AEP System's generating plants are located. A number of utilities, including the AEP System companies, had filed petitions seeking a review of the final rule in the Appeals Court. On May 25, 1999, the Appeals Court had indefinitely stayed the requirement that states develop revised air quality programs to impose the NOx reductions but did not, however, stay the final compliance date of May 1, 2003.

    On April 30, 1999, Federal EPA took final action with respect to petitions filed by eight northeastern states pursuant to the Clean Air Act (Section 126 Rule). The rule approved portions of the states' petitions and imposed NOx reduction requirements on AEP System generating units which are approximately equivalent to the reductions contemplated by the NOx Rule. The AEP System companies with generating plants, as well as other utility companies, filed a petition in the Appeals Court seeking review of Federal EPA's approval of the northeastern states' petitions. In 1999, three additional northeastern states and the District of Columbia filed petitions with Federal EPA similar to those originally filed by the eight northeastern states. Since the petitions relied in part on compliance with an 8-hour ozone standard remanded by the Appeals Court in May 1999, Federal EPA indicated its intent to decouple compliance with the 8-hour standard and issue a revised rule.

    On December 17, 1999, Federal EPA issued a revised Section 126 Rule not based on the 8-hour standard and ordered 392 industrial facilities, including certain coal-fired generating plants owned by the AEP System, to reduce their NOx emissions by May 1, 2003. This rule approves portions of the petitions filed by four northeastern states which contend that their failure to meet Federal EPA smog standards is due to emissions from upwind states' industrial and coal-fired generating facilities.

    Preliminary estimates indicate that compliance with the NOx rule upheld by the Appeals Court could result in required capital expenditures of approximately $125 million for the Company. Since compliance costs cannot be estimated with certainty, the actual cost to comply could be significantly different than the Company's preliminary estimate depending upon the compliance alternatives selected to achieve reductions in NOx emissions. Unless such costs are recovered from customers through regulated rates and/or reflected in the future market price of electricity if generation is deregulated, they will have an adverse effect on future results of operations, cash flows and possibly financial condition.


4. SEGMENT INFORMATION:

    Effective December 31, 1998 the Company adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information". The Company has one reportable segment, a regulated electricity generation and wholesale electricity sales business. The Company has a 50% interest in the 2,600 megawatt Rockport Plant and sells its share of the power generated by the plant. For the years ended December 31, 1999, 1998 and 1997, all of the Company's revenues are derived from the sale of electricity in the United States.


5.  FINANCIAL INSTRUMENTS, CREDIT AND RISK MANAGEMENT:

    The Company is exposed to risk from changes in interest rates primarily due to short-term and long-term borrowings used to fund its business operations. The debt portfolio has adjustable interest rates with terms from one day to 26 years at December 31, 1999. A near term change in interest rates should not materially affect results of operations or financial position since the Company would not expect to liquidate its entire debt portfolio in a one year holding period. Also since the Company's costs of operations, including its financing costs, are recovered through the unit power agreements, the Company has no risk from interest rate changes.

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


6. FEDERAL INCOME TAXES:
    The details of federal income taxes as reported are as follows:

                                                            Year Ended December 31,
                                                   1999              1998               1997
                                                                 (in thousands)
Charged (Credited) to Operating Expenses (net):
  Current                                         $ 6,994           $(2,245)          $(1,478)
  Deferred                                         (5,282)            5,544             4,762
    Total                                           1,712             3,299             3,284
Charged (Credited) to Nonoperating Income (net):
  Current                                            (146)              (45)               92
  Deferred Investment Tax Credits                  (3,448)           (3,454)           (3,444)
    Total                                          (3,594)           (3,499)           (3,352)
Total Federal Income Tax Credits as Reported      $(1,882)          $  (200)          $   (68)

    The following is a reconciliation of the difference between the amount of federal income taxes computed by multiplying book income before federal income taxes by the statutory tax rate, and the amount of federal income taxes reported.

                                                            Year Ended December 31,
                                                   1999              1998               1997
                                                                 (in thousands)

Net Income                                        $ 6,195           $8,946             $8,786
Federal Income Tax Credits                         (1,882)            (200)               (68)
Pre-tax Book Income                               $ 4,313           $8,746             $8,718

Federal Income Taxes on Pre-tax Book Income at
  Statutory Rate (35%)                            $ 1,510           $3,061            $ 3,051
Increase (Decrease) in Federal Income Taxes
  Resulting From the Following Items:
  Depreciation                                        446            1,105              1,090
  Allowance for Funds Used During Construction     (1,069)          (1,070)            (1,070)
  Rockport Plant Unit 2 Investment Tax Credits
    included in Taxable Income (net)                  374              374                374
  Investment Tax Credits (net)                     (3,448)          (3,454)            (3,444)
  Other                                               305             (216)               (69)
Total Federal Income Tax Credits as Reported      $(1,882)         $  (200)           $   (68)

Effective Federal Income Tax Rate                    N.M.             N.M.               N.M.

N.M.= Not Meaningful

    The following tables show the elements of the net deferred tax liabilities and the significant temporary differences giving rise to such deferrals:
                                      December 31,
                                  1999            1998
                                     (in thousands)

Deferred Tax Assets             $  85,392      $  88,400
Deferred Tax Liabilities         (121,892)      (127,804)
  Net Deferred Tax Liabilities  $ (36,500)     $ (39,404)

Property Related Temporary
  Differences                    $(84,149)      $(90,576)
Net Deferred Gain on Sale and
  Leaseback - Rockport
  Plant Unit 2                     44,716         46,666
All Other (net)                     2,933          4,506
  Net Deferred Tax Liabilities   $(36,500)      $(39,404)

    The Company joins in the filing of a consolidated federal income tax return with its affiliates in the AEP System. The allocation of the AEP System's current consolidated federal income tax to the AEP System companies is in accordance with SEC rules under the 1935 Act. These rules permit the allocation of the benefit of current tax losses to the AEP System companies giving rise to them in determining their current tax expense. The tax loss of the AEP System parent company, AEP Co., Inc., is allocated to its subsidiaries with taxable income. With the exception of the loss of the parent company, the method of allocation approximates a separate return result for each company in the consolidated group.

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


7. SUPPLEMENTARY INFORMATION:

                                    Year Ended December 31,
                                1999          1998         1997
                                         (in thousands)
Cash was paid (received) for:
  Interest (net of
    capitalized amounts)       $2,468     $  3,060      $ 3,220
  Income Taxes                  6,565       (2,131)      (1,698)


8. LEASES:

    Future minimum operating lease payments for the lease of Rockport 2 are $74 million per year for 2000 through 2004 and total $1.3 billion for 2005 through the end of the lease term in 2022.

    There were no other material lease commitments at December 31, 1999 and 1998.

9. LONG-TERM DEBT AND LINES OF CREDIT:

    Installment purchase contracts were entered into in connection with the issuance of pollution control revenue bonds by the City of Rockport, Indiana as follows:

                                 December 31,
                              1999           1998
                                (in thousands)

Series 1995 A due 2025 (a)  $22,500        $22,500
Series 1995 B due 2025 (a)   22,500         22,500
Unamortized Discount           (200)          (208)
                             44,800         44,792
Less Portion Due Within
  One Year                   44,800           -

  Total                     $  -           $44,792

(a) These series have an adjustable interest rate that can be a daily, weekly, commercial paper or term rate as designated by the Company.
 Initially the Company selected a daily rate which ranged from 1.4% to 5.2% during 1999 and 1.6% to 5.2% during 1998 and averaged 3.2% in 1999 and 3.3% in 1998. The interest rates were 4.95% and 4.8% at December 31, 1999 and 5.1% and 5.15% at December
31, 1998 for Series A and Series B, respectively.

    Under the terms of the installment purchase contracts, AEGCo is required to pay amounts sufficient to enable the payment of interest and principal on the related pollution control revenue bonds issued to refinance the construction costs of pollution control facilities at the Rockport Plant. On the Series 1995 A and B bonds the principal is payable at maturity or on the demand of the bondholders. The Company has agreements that provide for brokers to remarket bonds tendered. In the event the bonds cannot be remarketed, the Company has a standby bond purchase agreement with a bank that provides for the bank to purchase any bonds not remarketed. The purchase agreement expires in 2000. Therefore, the installment purchase contracts have been reclassified as due within one year.

    Short-term debt borrowings are limited by provisions of the 1935 Act to $125 million. The standby bond purchase agreement further limits total debt borrowings (long and short term excluding the installment purchase contracts) to $80 million. Lines of credit are shared with AEP System companies and at December 31, 1999 and 1998 were available in the amounts of $866 million and $307 million, respectively. The short-term bank lines of credit require the payment of facility fees and do not require compensating balances. At December 31, 1999 and 1998, outstanding short-term debt consisted of notes payable of $24.7 million and $24.5 million, respectively, with year-end weighted average interest rates of 6.9% and 6.5%, respectively.

10. COMMON SHAREHOLDER'S EQUITY:

    In 1999, 1998 and 1997, the Company returned capital to its parent in the amounts of $6 million, $4 million and $5 million, respectively. There were no other material transactions affecting common stock and paid-in capital in 1999, 1998 and 1997.